2022 Annual Report





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For transition period from to

Commission File Number 0-51331

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified Its Charter)

Maryland	**75-3199276**
(State or Other Jurisdiction of Incorporation)	**(I.R.S. Employer Identification No.)**

60 North Frontage Road, Burr Ridge, Illinois 60527
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: (800) 894-6900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BFIN	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the issuer is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the registrant's outstanding common stock held by non-affiliates on June 30, 2022 determined using a per share closing price on that date of $9.39, as quoted on The Nasdaq Global Select Market, was $114.1 million.

At March 6, 2023, there were 12,693,993 shares of common stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2023 Annual Meeting of Stockholders (Part III)

BANKFINANCIAL CORPORATION

Form 10-K Annual Report

Table of Contents

PART I

ITEM 1.   BUSINESS

Forward Looking Statements

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may include statements relating to our future plans, strategies and expectations, as well as our future revenues, expenses, earnings, losses, financial performance, financial condition, asset quality metrics and future prospects. Forward looking statements are generally identifiable by use of the words "believe," "may," "will," "should," "could," "continue," "expect," "estimate," "intend," "anticipate," "preliminary," "project," "plan," or similar expressions. Forward looking statements speak only as of the date made. They are frequently based on assumptions that may or may not materialize, and are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. We intend all forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for the purpose of invoking these safe harbor provisions.

Factors that could cause actual results to differ materially from the results anticipated or projected and which could materially and adversely affect our operating results, financial condition or future prospects include, but are not limited to: (i) the impact of re-pricing and competitors' pricing initiatives on loan and deposit products; (ii) interest rate movements and their impact on the economy, customer behavior and our net interest margin; (iii) changes in U.S. Government or State Government budgets, appropriations or funding allocation policies or practices affecting our credit exposures to U.S. Government or State governments, agencies or related entities, or borrowers dependent on the receipt of Federal or State appropriations, including but not limited to, defense, healthcare, transportation, education and law enforcement programs; (iv) less than anticipated loan and lease growth; (v) effects of the adoption of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 326: Measurement of Credit Losses on Financial Instruments ("CECL") on the Bank's allowance for credit losses due to the operation of the underlying model; (vi) for any significant credit exposure, borrower-specific adverse developments with respect to the adequacy of cash flows, liquidity or collateral; (vii) the inherent credit risks of lending activities, including risks that could cause changes in the level and direction of loan delinquencies and charge-offs;; (viii) adverse economic conditions in general, or specific events such as a pandemic or national or international war, act of conflict or terrorism, and in the markets in which we lend that could result in increased delinquencies in our loan portfolio or a decline in the value of our investment securities and the collateral for our loans; (ix) declines in real estate values that adversely impact the value of our loan collateral, other real estate owned ("OREO"), asset dispositions and the level of borrower equity in their investments; (x) results of supervisory monitoring or examinations by regulatory authorities, including the possibility that a regulatory authority could, among other things, require us to increase our allowance for loan losses or adversely change our loan classifications, write-down assets, reduce credit concentrations or maintain specific capital levels; (xi) changes, disruptions or illiquidity in national or global financial markets; (xii) monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; (xiii) factors affecting our ability to access deposits or cost-effective funding; (xiv) legislative or regulatory changes that have an adverse impact on our products, services, operations and operating expenses; (xv) higher federal deposit insurance premiums; (xvi) higher than expected overhead, infrastructure and compliance costs; (xvii) changes in accounting principles, policies or guidelines; (xviii) the effects of any federal government shutdown or failure to enact legislation related to the maximum permitted amount of U.S. Government debt obligations; and (xix) privacy and cybersecurity risks, including the risks of business interruption and the compromise of confidential customer information resulting from intrusions

These risks and uncertainties, together with the Risk Factors and other information set forth in Item 1A below, should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Forward looking statements speak only as of the date they are made. We do not undertake any obligation to update any forward-looking statement in the future, or to reflect circumstances and events that occur after the date on which the forward-looking statement was made.

BankFinancial Corporation

BankFinancial Corporation (the "Company") is a Maryland corporation that was organized in 2004. The Company is headquartered in Burr Ridge, Illinois and is regulated by the Federal Reserve System. The Company is the owner of all of the issued and outstanding capital stock of BankFinancial, National Association (the "Bank").

We manage our operations as one unit, and thus do not have separate operating segments. Our chief operating decision-makers use consolidated results to make operating and strategic decisions.

BankFinancial, National Association

The Bank is a full-service, national bank providing banking, financial planning and fiduciary services to individuals, families and businesses in the Chicago metropolitan area and on a regional or national basis for commercial finance, healthcare finance, equipment finance, commercial real estate finance and treasury management business customers. The Bank offers our customers a broad range of loan, deposit, trust and other financial products and services through 20 full-service banking offices located in Cook, DuPage, Lake and Will Counties, Illinois and through our Internet Branch, www.bankfinancial.com.

The Bank's primary business is making loans and accepting deposits. The Bank also offers our customers a variety of financial products and services that are related or ancillary to loans and deposits, including cash management, funds transfers, bill payment and other online and mobile banking transactions, trust services, wealth management, and general insurance agency services.

The Bank's lending area consists of the counties where our branch offices are located, contiguous counties in the State of Illinois, as well as commercial credit origination and customer service offices for the Commercial Finance, Commercial Real Estate and Equipment Finance Divisions of the Bank.

We originate deposits predominantly from the areas where our branch offices are located. We rely on our favorable locations, customer service, competitive pricing, our Internet Branch and related deposit services such as cash management to attract and retain these deposits. While we accept certificates of deposit in excess of the Federal Deposit Insurance Corporation ("FDIC") deposit insurance limits, we generally do not solicit such deposits because they are more difficult to retain than core deposits and at times are more costly than wholesale deposits.

Lending Activities

Our loan portfolio consists primarily of multi-family real estate loans, nonresidential real estate loans, and commercial loans and leases, which collectively represented $1.209 billion, or 98.0%, of our gross loan portfolio of $1.233 billion at December 31, 2022. At December 31, 2022, $536.3 million, or 43.5%, of our loan portfolio consisted of multi-family mortgage loans; $119.7 million, or 9.7%, of our loan portfolio consisted of nonresidential real estate loans; and $552.5 million, or 44.8%, of our loan portfolio consisted of commercial loans and leases. At December 31, 2022, $23.1 million, or 1.9%, of our loan portfolio consisted of one-to-four family residential mortgage loans, of which $4.8 million, or 0.4%, were loans to investors secured by non-owner occupied residential properties, including home equity loans and lines of credit.

Deposit Activities

Our deposit accounts consist principally of savings accounts, NOW accounts, checking accounts, money market accounts, certificates of deposit, and IRAs and other retirement accounts. We provide commercial checking accounts and related services such as treasury services. We also provide low-cost checking account services. We rely on our favorable locations, customer service, competitive pricing, our Internet Branch and related deposit services such as cash management to attract and retain deposit accounts.

At December 31, 2022, our deposits totaled $1.375 billion. Interest-bearing deposits totaled $1.094 billion, or 79.6% of total deposits, and noninterest-bearing demand deposits totaled $280.6 million, or 20.4% of total deposits. Savings, money market and NOW account deposits totaled $907.8 million, or 66.0% of total deposits, and certificates of deposit totaled $186.5 million, or 13.6% of total deposits, of which $129.8 million had maturities of one year or less.

Related Products and Services

The Bank provides trust and financial planning services through our Trust Department. The Bank's wholly-owned subsidiary, Financial Assurance Services, Inc. ("Financial Assurance"), sells property and casualty insurance and other insurance products on an agency basis. For the year ended December 31, 2022, Financial Assurance recorded net income of $92,000. At December 31, 2022, Financial Assurance had one part-time employee. The Bank's other wholly-owned subsidiary, BFIN Asset Recovery Company, LLC (formerly BF Asset Recovery Corporation), holds title to and sells certain Bank-owned real estate acquired through foreclosure and collection actions, and recorded a net loss of $67,000 for the year ended December 31, 2022.

Website and Stockholder Information

The website for the Company and the Bank is www.bankfinancial.com. Information on this website does not constitute part of this Annual Report on Form 10-K.

The Company makes available, free of charge, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after such forms are filed with or furnished to the Securities and Exchange Commission ("SEC"). Copies of these documents are available to stockholders at the website for the Company and the Bank, www.bankfinancial.com, under "Investor Relations," and through the EDGAR database on the SEC's website, www.sec.gov.

Competition

We face significant competition in originating loans and attracting deposits. The Chicago Metropolitan Statistical Area and many of the other geographic markets in which we operate generally have a high concentration of financial institutions, many of which are significantly larger institutions that have greater financial resources than we have, and many of which are our competitors to varying degrees. Our competition for loans and leases comes principally from commercial banks, savings banks, mortgage banking companies, the U.S. Government, credit unions, leasing companies, insurance companies, real estate conduits and other companies that provide financial services to businesses and individuals. Our most direct competition for deposits has historically come from commercial banks, savings banks and credit unions. We face additional competition for deposits from online financial institutions and non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

We seek to meet this competition by emphasizing personalized service and efficient decision-making tailored to individual needs. We do not rely on any individual, group or entity for a material portion of our loans or our deposits.

Employees

At December 31, 2022, the Bank had 180 full-time employees and 44 part-time employees. Our employees are not represented by a collective bargaining unit and we consider our working relationship with our employees to be good.

Supervision and Regulation

General

The Bank is a national bank, regulated and supervised primarily by the OCC. The Bank is also subject to regulation by the FDIC in more limited circumstances because the Bank's deposits are insured by the FDIC. This regulatory and supervisory structure establishes a comprehensive framework of the activities in which a depository institution may engage and is intended primarily for the protection of the FDIC's Deposit Insurance Fund, depositors and the banking system. Under this system of federal regulation, depository institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. The OCC examines the Bank and prepares reports for the consideration of its Board of Directors on any identified deficiencies, if any. After completing an examination, the OCC issues a report of examination and assigns a rating (known as an institution's CAMELS rating). Under federal law and regulations, an institution may not disclose the contents of its reports of examination or its CAMELS ratings to the public.

The Bank is a member of, and owns stock in, the Federal Home Loan Bank of Chicago ("FHLB") and the Federal Reserve Bank of Chicago. The Board of Governors of the Federal Reserve System ("FRB") has limited regulatory jurisdiction over the Bank with regard to reserves it must maintain against deposits, check processing and certain other matters. The Bank's relationship with its depositors and borrowers also is regulated in some respects by both federal and state laws, especially in matters concerning the ownership of deposit accounts, and the form and content of the Bank's consumer loan documents.

The Company is a bank holding company within the meaning of federal law. As such, it is subject to supervision and examination by the FRB.

There can be no assurance that laws, rules and regulations, and regulatory policies will not change in the future. Such changes could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition, results of operations or prospects. Any change in the laws or regulations, or in regulatory policy, whether by the OCC, the FDIC, the

FRB, the Consumer Financial Protection Bureau or the United States ("U.S.") Congress could have a material adverse impact on the Company, the Bank and their respective operations.

The following summary of laws and regulations applicable to the Bank and Company is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations involved.

Federal Banking Regulation

Business Activities. As a national bank, the Bank derives its lending and investment powers from the National Bank Act, as amended, and the regulations of the OCC. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and nonresidential real estate, commercial business and consumer loans and leases, certain types of securities and certain other loans and assets. Unlike federal savings banks, national banks are not generally subject to specified percentage of assets on various types of lending. The Bank may also establish subsidiaries that engage in activities permitted for the Bank as well as certain other activities.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including national banks, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8% and a 4% Tier 1 capital to total assets leverage ratio.

For purposes of the regulatory capital requirements, common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets a bank has for purposes of calculating risk-based capital ratios, assets, including certain off-balance-sheet assets (*e.g.*, recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages and certain qualifying multi-family mortgage loans, a risk weight of 100% is assigned to commercial, commercial real estate and consumer loans, a risk weight of 150% is assigned to certain past due loans and high volatility commercial real estate loans, and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement was fully implemented at 2.5% on January 1, 2019.

At December 31, 2022, the Bank's capital exceeded all applicable regulatory requirements, the Bank was considered well-capitalized under the prompt corrective action framework, as subsequently discussed, and it had an appropriate capital conservation buffer.

The Company and the Bank each have adopted Regulatory Capital Policies that provide that the Bank will maintain a Tier 1 leverage ratio of at least 7.5% and a total risk-based capital ratio of at least 10.5%. The capital ratios set forth in the Regulatory Capital Policies will be adjusted if and as necessary. In accordance with the Regulatory Capital Policies, neither the Company nor the Bank will pursue any acquisition or growth opportunity, declare any dividend or conduct any stock repurchase that would cause the Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the established capital levels. In addition, in accordance with its Regulatory Capital Policy, the Company expects it will continue to maintain its ability to serve as a source of financial strength to the Bank by holding a combination of cash, liquid assets and credit availability equal to at least $5.0 million for that purpose.

Legislation enacted in 2018 required the federal banking agencies, including the OCC, to establish a "community bank leverage ratio" of between 8% to 10% of average total consolidated assets for qualifying institutions with less than $10 billion of assets. Pursuant to federal legislation enacted in 2020, the community bank leverage ratio requirement was set at 9% for 2022 and thereafter. Institutions with capital meeting the specified requirement and electing to follow the alternative framework will be deemed to comply with the applicable regulatory capital requirements, including the risk-based requirements, and are considered well-capitalized under the prompt corrective action framework. Eligible institutions may opt into and out of the community bank ratio framework on their quarterly call report. The Bank has opted into the community bank leverage ratio framework as of December 31, 2022.

The OCC adopted a final rule that established 9% as the community bank leverage ratio, effective January 1, 2020 for use in the March 31, 2020 call report. The CARES Act lowered the community bank leverage ratio to 8%, with federal regulation making the reduced ratio effective April 23, 2020. Another rule was issued to transition back to the 9% community bank leverage ratio by increasing the ratio to 8.5% for calendar year 2021 and to 9% thereafter.

Loans-to-One-Borrower. A national bank generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2022, the Bank was in compliance with the loan-to-one-borrower limitations.

Dividends. Federal law and OCC regulations govern cash dividends by a national bank. A national bank is authorized to pay such dividends from undivided profits but must receive prior OCC approval if the total amount of dividends (including the proposed dividend) exceeds its net income in that year and the prior two years less dividends previously paid. A national bank may not pay a dividend if the dividend does not comply with applicable regulatory capital requirements and may be further limited in payment of cash dividends if it does not maintain the capital conservation buffer described previously.

Community Reinvestment Act and Fair Lending Laws. All national banks have a responsibility under the Community Reinvestment Act ("CRA") and related federal regulations to help meet the credit needs of their communities, including low- and moderate- income neighborhoods. In connection with its examination of a national bank, the OCC is required to evaluate and rate the bank's record of compliance with the CRA. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices based on the characteristics specified in those statutes. A national bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on certain of its activities such as branching or mergers. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice. On May 5, 2022, the OCC, FRB and FDIC released a notice of proposed rulemaking to strengthen and modernize the CRA regulations and framework.

The Bank's CRA performance has been rated as "Outstanding," the highest possible CRA rating, in each of the CRA performance evaluations that have been conducted by the Bank's primary federal regulator since 1998.

Transactions with Related Parties. A national bank's authority to engage in transactions with its "affiliates" is limited by OCC regulations and by Sections 23A and 23B of the Federal Reserve Act and its implementing regulation, Regulation W. The term "affiliates" for these purposes generally means any company that controls or is under common control with an insured depository institution, although operating subsidiaries of national banks are generally not considered affiliates for the purposes of Sections 23A and 23B of the Federal Reserve Act. The Company is an affiliate of the Bank. In general, transactions with affiliates must be on terms that are at least as favorable to the national bank as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of the bank's capital. Collateral in specified amounts must be provided by affiliates in order to receive loans or other forms of credit from the bank.

The Bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the FRB. These provisions generally require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and not involve more than the normal risk of repayment or present other unfavorable features (subject to an exception for lending programs open to employees generally). In addition, there are limitations on the amount of credit extended to such persons, individually and in the aggregate based on a percentage of the Bank's capital. Extensions of credit in excess of specified limits must receive the prior approval of the Bank's Board of Directors. Extensions of credit to executive officers are subject to additional restrictions. The Bank does not extend credit to executive officers or members of the Board of Directors.

Enforcement. The OCC has primary enforcement responsibility over national banks. This includes authority to bring enforcement actions against the Bank, its directors, officers and employees and all "institution-affiliated parties," including stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to the removal of officers and/or directors, receivership, conservatorship or the termination of deposit insurance. Civil monetary penalties cover a wide range of violations of laws and regulations, unsafe and unsound practices and certain other actions. The maximum penalties that can be assessed are generally based on the type and severity of the violation, unsafe and unsound practice or other action, and are adjusted annually for inflation. The FDIC has authority to recommend to the OCC that an enforcement action be taken with respect to a particular insured bank. If action is not taken by the OCC, the FDIC has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for insured depository institutions under its jurisdiction. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address matters such as internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. A subsequent set of guidelines was issued for information security. If the OCC determines that a national bank fails to meet any standard prescribed by the guidelines, it may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard and take other appropriate action.

Prompt Corrective Action Regulations. Federal law requires that federal bank regulators take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the amended regulations, an institution is deemed to be "well-capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

The regulations provide that a capital restoration plan must be filed with the OCC within 45 days of the date a national bank receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any holding company for the bank required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5.0% of the bank's assets at the time it was notified or deemed to be undercapitalized by the OCC, or the amount necessary to restore the bank to adequately capitalized status. This guarantee remains in place until the OCC notifies the bank that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the OCC has the authority to require payment and collect payment under the guarantee. Various restrictions, including as to growth and capital distributions, also apply to "undercapitalized" institutions. If an "undercapitalized" institution fails to submit an acceptable capital plan, it is treated as "significantly undercapitalized." "Significantly undercapitalized" institutions must comply with one or more additional restrictions including, but not limited to, an order by the OCC to sell sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cease receipt of deposits from correspondent banks, dismiss officers or directors and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive.

At December 31, 2022, the Bank met the criteria for being considered "well-capitalized." The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital requirement provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well-capitalized" for purposes of prompt corrective action.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Deposit accounts in the Bank are insured up to $250,000 for each separately insured depositor.

The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Under the risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The FDIC has authority to increase insurance assessments and adopted a final rule in October 2022 to increase initial base deposit insurance assessment rates by two basis points beginning in the first quarterly assessment period of 2023. Any significant future increase in insurance premiums may have an adverse effect on the operating expenses and results of operations of the Bank. The Bank cannot predict what its insurance assessment rates will be in the future.

An insured institution's deposit insurance may be terminated by the FDIC upon an administrative finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Prohibitions Against Tying Arrangements. National banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Reserve System. The Bank is a member of the Federal Reserve System, which consists of 12 regional Federal Reserve Banks. As a member of the Federal Reserve System, the Bank is required to acquire and hold shares of capital stock in its regional Federal Reserve Bank, the Federal Reserve Bank of Chicago, in specified amounts. The Bank is also required to maintain noninterest-earning reserves against its transaction accounts, such as negotiable order of withdrawal and regular checking accounts. The balances maintained to meet the reserve requirements may be used to satisfy liquidity requirements imposed by the OCC's regulations. As of December 31, 2022, the Bank was in compliance with all of these requirements. The FRB also provides a backup source of funding to depository institutions through the regional Federal Reserve Banks pursuant to section 10B of the Federal Reserve Act and Regulation A. In general, eligible depository institutions have access to three types of discount window credit-primary credit, secondary credit, and seasonal credit. All discount window loans must be collateralized to the satisfaction of the lending regional Federal Reserve Bank.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB in specified amounts. As of December 31, 2022, the Bank was in compliance with this requirement.

The USA PATRIOT Act and the Bank Secrecy Act

The USA PATRIOT Act and the Bank Secrecy Act require financial institutions to develop programs to detect and report money-laundering and terrorist activities, as well as suspicious activities. The USA PATRIOT Act also gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The federal banking agencies are required to take into consideration the effectiveness of controls designed to combat money-laundering activities in determining whether to approve a merger or other acquisition application of a member institution. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money laundering would be considered as part of the application process. In addition, non-compliance with these laws and regulations could result in fines, penalties and other enforcement measures. We have developed policies, procedures and systems designed to comply with these laws and regulations.

Holding Company Regulation

The Company, as a company controlling a national bank, is a bank holding company subject to regulation and supervision by, and reporting to, the FRB. The FRB has enforcement authority over the Company and any nonbank subsidiaries. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a risk to the Bank.

The Company's activities are limited to the activities permissible for bank holding companies, which generally include activities deemed by the FRB to be closely related or a proper incident to banking or managing or controlling banks. A bank holding company that meets certain criteria may elect to be regulated as a financial holding company and thereby engage in a broader array of financial activities, such as underwriting equity securities and insurance. The Company has not, up to now, elected to be regulated as a financial holding company.

Federal law prohibits a bank holding company from acquiring, directly or indirectly, more than 5% of a class of voting securities of, or all or substantially all of the assets of, another bank or bank holding company, without prior written approval of the FRB. In evaluating applications by bank holding companies to acquire banks, the FRB considers, among other things, the financial and managerial resources and future prospects of the parties, the effect of the acquisition on the risk to the Deposit Insurance Fund, the convenience and needs of the community, competitive factors and compliance with anti-money laundering laws.

Capital. Bank holding companies with greater than $3 billion in total consolidated assets are subject to consolidated regulatory capital requirements. Holding companies such as the Company with less than $3 billion of assets are not subject to consolidated capital requirements unless otherwise advised by the FRB.

Source of Strength Doctrine. The "source of strength doctrine" requires bank holding companies to provide assistance to their subsidiary depository institutions in the event the subsidiary depository institution experiences financial difficulty. The FRB has issued regulations requiring that all bank holding companies serve as a source of financial and managerial strength to their subsidiary depository institutions. To facilitate its ability to serve as a source of strength for the Bank, the Company has adopted a Regulatory Capital Policy, as described earlier under "Federal Bank Regulation: *Capital Requirements*".

Capital Distributions. The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank supervisory staff concerning dividends in certain circumstances, such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend, the proposed dividend exceeds earnings for the period for which it is being paid, or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The guidance also provides for prior consultation with supervisory staff for material increases in the amount of a bank holding company's common stock dividend. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

FRB regulatory guidance also indicates that a bank holding company should inform Federal Reserve Bank staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. FRB regulations require prior approval for a bank holding company to repurchase or redeem its equity securities if the gross consideration, when combined with net consideration paid for all such repurchases or redemptions during the preceding 12 months, will equal 10% or more of the holding company's consolidated net worth. There is an exception for well-capitalized bank holding companies that meet specified qualitative criteria. FRB guidance provides for prior consultation with supervisory staff under specified circumstances prior to a holding company repurchasing or redeeming regulatory capital instruments, including common stock, regardless of the applicability of the previously referenced notification requirement. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of its common stock or otherwise engage in capital distributions.

Acquisition of the Company

Under the Change in Bank Control Act, no person may acquire control of a bank holding company, such as the Company, unless the FRB has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquiror and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act, means ownership, control of or power to vote 25% or more of any class of voting stock.

There is a rebuttable presumption of control upon the acquisition of 10% or more of a class of voting stock if the holding company involved has its shares registered under the Exchange Act, or if no other person will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition.

A company that acquires control of a bank holding company, such as the Company, must receive prior FRB approval under that statute. Control, as defined under the Bank Holding Company Act, means ownership, control or power to vote 25% or more of any class of voting stock, control in any manner over the election of a majority of the company's directors, or a determination by the regulator that the acquiror has the power to exercise, directly or indirectly, a controlling influence over the management or policies of the company. The FRB adopted a final rule, effective September 30, 2020, that revised its framework for determining whether a company, under the Bank Holding Company Act, exercises a "controlling influence" over a bank or a bank holding company. The FRB's final rule applies to questions of control under the Bank Holding Company Act but does not extend to the Change in Bank Control Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 was enacted to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Exchange Act. The Company has policies, procedures and systems designed to comply with these regulations.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Exchange Act. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act.

ITEM 1A.   RISK FACTORS

An investment in our securities is subject to risks inherent in our business and the industry in which we operate. Before making an investment decision, you should carefully consider the risks and uncertainties described below and all other information included in this report as well as other filings we make with the SEC. The risks described below may adversely affect our business, financial condition and operating results. In addition to these risks and the other risks and uncertainties described in Item 1, "Business–Forward Looking Statements," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," there may be additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial that could materially and adversely affect our business, financial condition or operating results. The value or market price of our securities could decline due to any of these identified or other risks. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Competitive Matters

Our future growth and success will depend on our ability to compete effectively in a highly competitive environment

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, our competitive strategies have focused on attracting deposits in our local markets, and growing our loan and lease portfolio by emphasizing specific commercial loan and lease products in which we have significant experience and expertise, identifying and targeting markets in which we believe we can effectively compete with larger institutions and other competitors, and offering competitive pricing to commercial borrowers with appropriate risk profiles. We compete for loans, leases, deposits and other financial services with other commercial banks, thrifts, credit unions, brokerage houses, mutual funds, insurance companies, real estate conduits, mortgage brokers and specialized finance companies. Many of our competitors offer products and services that we do not offer, and some offer loan structures and have underwriting standards that are not as restrictive as our required loan structures and underwriting standards. Some larger competitors have substantially greater resources and lending limits, name recognition and market presence that benefits them in attracting business. In addition, larger competitors may be able to price loans, leases and deposits more aggressively than we do, and because of their larger capital bases, their underwriting practices for smaller loans may be subject to less regulatory scrutiny than they would be for smaller banks. Newer competitors may be more aggressive in pricing loans, leases and deposits in order to increase their market share. Competitive factors driven by consumer sentiment or otherwise can also reduce our ability to generate fee income, such as through overdraft fees. Some of the financial institutions and financial services organizations with which we compete are not subject to the extensive regulations or taxation imposed on national banks and their holding companies. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various financial services.

Consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations

Technology and other changes are allowing consumers and businesses to complete financial transactions that historically have involved banks through alternative methods. For example, the wide acceptance of Internet-based commerce and mobile device applications has resulted in a number of alternative payment processing systems and lending platforms in which banks play only minor roles. Customers can now maintain funds in prepaid debit cards or digital currencies, and pay bills and transfer funds directly without the direct assistance of banks. The diminishing role of banks as financial intermediaries has resulted and could continue to result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the potential loss of lower cost deposits as a source of funds could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Interest Rates

The reversal of the historically low interest rate environment may adversely affect our net interest income and profitability

The Federal Reserve Board decreased benchmark interest rates significantly, to near zero, in response to the COVID-19 pandemic. The Federal Reserve Board has reversed its policy of near zero interest rates given its concerns over inflation. Market interest rates have risen in response to the Federal Reserve Board's recent rate increases. As discussed below, the increase in market interest rates is expected to have an adverse effect on our net interest income and profitability.

Changes in market interest rates could adversely affect our financial condition and results of operations

Our financial condition and results of operations are significantly affected by changes in market interest rates because our assets, primarily loans and leases, and our liabilities, primarily deposits, are monetary in nature. Our results of operations depend substantially on our net interest income, which is the difference between the interest income that we earn on our interest-earning assets and the interest expense that we pay on our interest-bearing liabilities. Market interest rates are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events, and changes in the U.S. and other financial markets. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, including credit risk spreads, and by balance sheet growth, customer loan and deposit preferences and the timing of changes in these variables which themselves are impacted by changes in market interest rates. As a result, changes in market interest rates, and especially a decline in interest rates, can significantly affect our net interest income as well as the fair market valuation of our assets and liabilities, particularly if they occur more quickly or to a greater extent than anticipated. During the year ended December 31, 2022, we incurred other comprehensive losses of $6.1 million related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

While we take measures intended to manage the risks from changes in market interest rates, we cannot control or accurately predict changes in market rates of interest, loan prepayments or payoffs, deposit attrition due to changes in interest rates, or be sure that our protective measures are adequate. If the interest rates paid on deposits and other interest-bearing liabilities increase at a faster rate than the interest rates received on loans and other interest-earning assets, our net interest income, and therefore earnings, could be adversely affected. We would also incur a higher cost of funds to retain our deposits in a rising interest rate environment. While the higher payment amounts we would receive on adjustable-rate or variable-rate loans in a rising interest rate environment may increase our interest income, some borrowers may be unable to afford the higher payment amounts, and this could result in a higher rate of default. Rising interest rates also may reduce the demand for loans and the value of fixed-rate investment securities.

Risks Related to our Business Strategy

New lines of business or new products and services may subject us to additional risks

From time to time, we implement new lines of business, particularly in our Equipment Finance, Commercial Finance and Treasury Services operations, or offer new products and services within existing lines of business in our current markets or new markets. There are substantial risks and uncertainties associated with these efforts, particularly in instances where credit risks may be volatile due to changing economic conditions. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. As occurred in 2020 due to the COVID-19 pandemic with respect to certain Equipment Finance products, initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible, which could in turn have a material negative effect on our operating results.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving our growth targets will require us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. In order to successfully manage our growth, the Company may need to adopt and effectively implement new or revise existing policies, procedures, and controls, as well as hire additional employees or pay higher salaries to retain existing employees, to maintain credit quality, control costs and oversee the Company's operations. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected.

Uncertainties associated with increased loan originations may result in errors in our judgment of collectability, which may lead to additional provisions for credit losses or charge-offs, which would negatively affect our operations.

Increasing loan originations would likely require us to lend to borrowers with which we have limited experience. Accordingly, we would not have a significant payment history pattern with which to judge future collectability. Further, newly originated loans have not been subjected to unfavorable economic conditions. As a result, it may be difficult to predict the future performance of newly originated loans. These loans may have delinquency or charge-off levels above our recent historical experience, which could adversely affect our future performance.

Risks Related to Operational Matters

We are subject to information security and operational risks relating to our use of technology and our communications and information systems, including the risk of cyber-attack or cyber-theft

Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, general ledger and virtually all other aspects of our business. We depend on the secure processing, storage and transmission of confidential and other information in our data processing systems, computers, networks and communications systems. Although we take numerous protective measures and otherwise endeavor to protect and maintain the privacy and security of confidential data, these systems may be vulnerable to unauthorized access, computer viruses, other malicious code, cyber-attacks, cyber-theft and other events that could have a security impact. If one or more of such events were to occur, this potentially could jeopardize confidential and other information processed and stored in, and transmitted through, our systems or otherwise cause interruptions or malfunctions in our or our customers' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are not fully covered by our insurance. Security breaches involving our network or Internet banking systems could expose us to possible liability and deter customers from using our systems. We rely on specific software and hardware systems to provide the security and authentication necessary to protect our network and Internet banking systems from compromises or breaches of our security measures. These precautions may not fully protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Although we perform most data processing functions internally, we outsource certain services to third parties. If our third-party providers encounter operational difficulties or security breaches, it could affect our ability to adequately process and account for customer transactions, which could significantly affect our business operations.

Our operations rely on numerous external vendors

We rely on numerous external vendors to provide us with products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which in turn could have a material negative impact on our financial condition and results of operations. We also could be adversely affected to the extent such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us.

Our business and operations could be significantly impacted if we or our third-party vendors suffer failure or disruptions of information processing systems, systems failures or security breaches

We have become increasingly dependent on communications, data processing and other information technology systems to manage and conduct our business and support our day-to-day banking, investment, and trust activities, some of which are provided through third-parties. If we or our third-party vendors encounter difficulties or become the subject of a cyber-attack on or other breach of their operational systems, data or infrastructure, or if we have difficulty communicating with any such third-party system, our business and operations could suffer. Any failure or disruption to our systems, or those of a third-party vendor, could impede our transaction processing, service delivery, customer relationship management, data processing, financial reporting or risk management. Although we take ongoing monitoring, detection, and prevention measures and perform penetration testing and periodic risk assessments, our computer systems, software and networks and those of our third-party vendors may be or become vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses, denial of service attacks, malicious social engineering or other malicious code, or cyber-attacks beyond what we can reasonably anticipate and such events could result in material loss. If any of our financial, accounting or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Security breaches in our online banking systems could also have an adverse effect on our reputation and could subject us to possible liability. Additionally, we could suffer disruptions to our systems or damage to our network infrastructure from events that are wholly or partially beyond our control, such as electrical or telecommunications outages, natural disasters, widespread health emergencies or pandemics, or events arising from local or larger scale political events, including terrorist acts. There can be no assurance that our policies, procedures and protective measures designed to prevent or limit the effect of a failure, interruption or security breach, or the policies, procedures and protective measures of our third-party vendors, will be effective. If significant failure, interruption or security breaches do occur in our processing systems or those of our third-party providers, we could suffer damage to our reputation, a loss of customer business, additional regulatory scrutiny, or exposure to civil litigation, additional costs and possible financial liability. In addition, our business is highly dependent on our ability to process, record and monitor, on a continuous basis, a large number of transactions. To do so, we are dependent on our employees and therefore, the potential for operational risk exposure exists throughout our organization, including losses resulting from human error. We could be materially adversely affected if one or more of our employees cause a significant operational breakdown or failure. If we fail to maintain adequate infrastructure, systems, controls and personnel relative to our size and products and services, our ability to effectively operate our business may be impaired and our business could be adversely affected.

Customer or employee fraud subjects us to additional operational risks

Employee errors or omissions, particularly with respect to information security controls, and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Our loans to businesses and individuals and our deposit relationships and related transactions are also subject to exposure to the risk of loss due to fraud and other financial crimes. Misconduct by our employees could include concealing unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence. We have not experienced any material financial losses from employee errors, misconduct or fraud. However, if our internal controls fail to prevent or promptly detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our financial condition and results of operations.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, legal, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, including risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

We continually encounter technological change, and may have fewer resources than many of our larger competitors to continue to invest in technological improvements

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We also may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Risks Related to our Lending Activities

Our commercial real estate loans constitute a concentration of credit and thus are subject to enhanced regulatory scrutiny and require us to utilize enhanced risk management techniques

A substantial portion of our loan portfolio is secured by real estate. Our commercial real estate loan portfolio generally consists of multi-family mortgage loans originated in selected geographic markets and nonresidential real estate loans originated predominantly in the Chicago market. At December 31, 2022, our loan portfolio included $536.3 million in multi-family mortgage loans, or 43.5% of total loans, and $97.1 million in non-owner occupied nonresidential real estate loans, or 7.9% of total loans. These commercial real estate loans represented 365.95% of the Bank's $173.4 million total risk-based capital at December 31, 2022. Concentrations of credit are pools of loans whose collective performance has the potential to affect a bank negatively even if each individual transaction within the pool is soundly underwritten. When loans in a pool are sensitive to the same economic, financial, or business development, that sensitivity, if triggered, could cause the sum of the transactions to perform as if it were a single, large exposure. As such, concentrations of credit add a dimension of risk that compounds the risk inherent in individual loans.

The OCC expects banks to implement board-approved policies and procedures to identify, measure, monitor, and control concentration risks, taking into account the potential impact on earnings and capital under stressed market conditions, economic downturns, and periods of general market illiquidity as well as normal market conditions. Enhanced risk management is required for commercial real estate concentrations exceeding 300% of total risk-based capital. The Bank has established board-approved policies and procedures to identify, measure, monitor, control and stress test its concentrations of credit. The Bank has taken other specific steps to mitigate concentrations of credit risk, including the establishment of concentrations of credit limits based on loan type and geography, the maintenance of capital in excess of the minimum regulatory requirements, the establishment of appropriate underwriting standards for specific loan types and geographic markets, active portfolio management and an emphasis on originating multi-family loans that qualify for 50% risk-weighting under the regulatory capital rules. At December 31, 2022, $101.1 million of the Bank's multi-family loans, or 18.8% of the Bank's total multi-family loan portfolio, qualified for 50% risk-weighting under the regulatory capital rules. The Bank's earnings and capital could be materially and adversely impacted if economic, financial, or business developments were to occur that materially and adversely impacted all or a material portion of the Bank's commercial real estate loans and caused them to perform as a single, large exposure.

Repayment of our commercial and commercial real estate loans typically depends on the cash flows of the borrower. If a borrower's cash flows weaken or become uncertain, the loan may need to be classified, the collateral securing the loan may decline in value and we may need to increase our loan loss reserves or record a charge-off

We underwrite our commercial and commercial real estate loans primarily based on the historical and expected cash flows of the borrower, or in the case of Accounts Receivable Commercial Finance, primarily based on the creditworthiness of the account debtors as the principal source of repayment. Although we consider collateral in the underwriting process, it is a secondary consideration that generally relates to the risk of loss in the event of a borrower default for most commercial loan types where the borrower's cash flow is the principal source of repayment. We follow the OCC's published guidance for assigning risk-ratings to loans, which emphasizes the strength of the borrower's cash flow, or for asset-based loans, a sustainable source of liquidity to fund business operations. The OCC's loan risk-rating guidance provides that the primary consideration in assigning risk-ratings to standard commercial and commercial real estate loans is the strength of the primary source of repayment, which is defined as a sustainable source of cash under the borrower's control that is reserved, explicitly or implicitly, to cover the debt obligation. The OCC's loan risk-rating guidance for standard commercial loans and commercial real estate loans typically does not consider secondary repayment sources until the strength of the primary repayment source weakens, and collateral values typically do not have a significant impact on a loan's risk rating until a loan is classified. Consequently, if a borrower's cash flows weaken or become uncertain, the loan may need to be classified, whether or not the loan is performing or fully secured. In addition, real estate appraisers typically place significant weight on the cash flows generated by income-producing real estate and the reliability of the cash flows in performing valuations. Thus, economic or borrower-specific conditions that cause a decline in a borrower's cash flows could cause our loan classifications to increase and the net realizable value of the collateral securing our loans to decline, and require us to increase our loan loss reserves, record charge-offs, or increase our capital levels. In addition, if we foreclose on these loans, our holding period for the collateral may be longer than for a single or multi-family residential property if there are fewer potential purchasers of the collateral.

Repayment of our equipment finance transactions is typically dependent on the cash flows of the lessee, which may be unpredictable, and the collateral securing these loans may fluctuate in value

We lend money to small and mid-sized independent leasing companies to finance the debt portion of leases. An equipment finance transaction results when a leasing company discounts the equipment rental revenue stream owed to the leasing company by a lessee. Our equipment finance transaction entail many of the same types of risks as our commercial loans. Equipment finance transactions generally are non-recourse to the leasing company, and, consequently, our recourse is limited to the lessee and the leased equipment. As with commercial loans secured by equipment, the equipment securing our lease loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We rely on the lessee's continuing financial stability, rather than the value of the leased equipment, for the repayment of all required amounts under equipment finance transactions. In the event of a default on an equipment finance transaction, the proceeds from the sale of the leased equipment may not be sufficient to satisfy the outstanding unpaid amounts under the terms of the loan. At December 31, 2022, our equipment finance portfolio totaled $455.7 million, or 37.0% of our total loan portfolio.

Our loan portfolio includes loans or asset financing agreements to U.S. Government, State Governments, local governments or related entities, private healthcare providers and non-profit entities, and the repayment of these credit exposures is largely dependent upon the receipt of cash payments from government programs

The repayment of these credit exposures is largely dependent on the borrower's receipt of payments and reimbursements from U.S Government and individual state government programs, including Medicaid, Medicare and state-level assistance programs, for the services they have provided. The ability of the borrowers to service loans we have made to them may be adversely impacted by the financial ability of the U.S Government, individual state governments or local governments to make direct reimbursement payments, or, via managed healthcare organizations operating under agreements with the federal government or individual states, to make indirect reimbursements for the services provided. The failure of a direct or indirect payor to make payments to a contractor, subcontractor or provider, or a significant delay in the making of such reimbursements, could adversely affect the ability of the operators of these facilities to repay their obligations to us. In addition, changes to national health care policy involving private health insurance policies may also affect the business prospects and financial condition or operations of commercial loan customers and commercial lessees involved in health care-related businesses.

If our allowance for loan losses is not sufficient to cover actual losses, our earnings would be adversely impacted

In the event that our loan customers do not repay their loans according to their terms, and the collateral securing the repayment of these loans is insufficient to cover any remaining loan balance, including expenses of collecting the loan and managing and liquidating the collateral, we could experience significant loan losses or increase our provision for loan losses or both, which could have a material adverse effect on our operating results. At December 31, 2022, our allowance for loan losses was $8.1 million, which represented 0.66% of total loans and 496.88% of nonperforming loans as of that date. In determining the amount of our allowance for loan losses, we rely on internal and external loan reviews, our historical experience and our evaluation of economic conditions, among other factors. In addition, we make various estimates and assumptions about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets, if any, serving as collateral for the repayment of our loans. We also make judgments concerning our legal positions and the priority of our liens and security interests in contested legal or bankruptcy proceedings, and at times, we may lack sufficient information to establish adequate specific reserves for loans involved in such proceedings. We base these estimates, assumptions and judgments on information that we consider reliable, but if an estimate, assumption or judgment that we make ultimately proves to be incorrect, additional provisions to our allowance for loan losses may become necessary. In addition, our emphasis on loan and lease growth and on increasing our portfolios of commercial business loans, as well as any future credit deterioration, could require us to increase our allowance for loan losses in the future. In addition, as an integral part of their supervisory and/or examination process, the OCC periodically reviews the methodology for and the sufficiency of the allowance for loan losses. The OCC has the authority to require us to recognize additions to the allowance based on their inclusion, exclusion or modification of risk factors or differences in judgments of information available to them at the time of their examination.

Beginning in 2023, the Company is subject to ASC 326, a new accounting standard for the determination of the adequacy of an allowance for credit losses. The Company is in the process of implementing the ASC 326 accounting standard, commonly known as CECL.

We are subject to environmental liability risk associated with lending activities

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If so, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

The foreclosure process for loans secured by real estate collateral may adversely impact our recoveries on non-performing loans

The judicial foreclosure process is protracted, which delays our ability to resolve non-performing loans through the sale of the underlying collateral. The longer timelines have been the result of the economic crisis, additional consumer protection initiatives related to the foreclosure process, increased documentary requirements and judicial scrutiny, and, both voluntary and mandatory programs under which lenders may consider loan modifications or other alternatives to foreclosure. These reasons and the legal and regulatory responses have impacted the foreclosure process and completion time of foreclosures for residential mortgage lenders. This may result in a material adverse effect on collateral values and our ability to minimize its losses.

Risks Related to Laws and Regulations

New or changing tax, accounting, and regulatory rules and interpretations could have a significant impact on our strategic initiatives, results of operations, cash flows, and financial condition

The banking services industry is extensively regulated. In addition to regulation by our banking regulators, we also are directly subject to the requirements of entities that set and interpret the accounting standards such as the Financial Accounting Standards Board, and indirectly subject to the actions and interpretations of the Public Company Accounting Oversight Board, which establishes auditing and related professional practice standards for registered public accounting firms and inspects registered firms to assess their compliance with certain laws, rules, and professional standards in public company audits. These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies and interpretations, control the methods by which financial institutions and their holding companies conduct business, engage in strategic and tax planning and implement strategic initiatives, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies and interpretations are constantly evolving and may change significantly over time, particularly during periods in which the composition of the U.S. Congress and the leadership of regulatory agencies and public sector boards change due to the outcomes of national elections.

We use the asset/liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Under GAAP, a deferred tax asset valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is dependent upon judgments made following management's periodic evaluation of all available positive and negative evidence, including prior pre-tax losses and the events or conditions that caused them, forecasts of future taxable income, and current and future economic and business conditions.

As of December 31, 2022, we had a net operating loss ("NOL") carryforward for Illinois, which begins to expire in 2031 and fully expires in 2033 pursuant to changes to Illinois law enacted in 2021. In 2022, we exceeded our Business Plan projection for purposes of deferred tax asset utilization analysis. Based on our long-term Business Plan, we expect that we will fully utilize the Illinois NOL carryforward before it expires in 2033. However, changes in applicable tax laws, regulations, macroeconomic conditions or market conditions may adversely affect this conclusion in future periods and there can be no assurance that we will be able to fully realize our deferred tax assets prior to their scheduled expiration under current applicable law.

We could become subject to more stringent capital requirements, which could adversely impact our return on equity, require us to raise additional capital, or constrain us from paying dividends or repurchasing shares

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define "capital" for calculating these ratios. The minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. Unrealized gains and losses on certain "available-for-sale" securities holdings are to be included for purposes of calculating regulatory capital requirements unless a one-time opt-out was exercised. The Bank exercised this one-time opt-out option.

The regulations also establish a "capital conservation buffer" of 2.5% and the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

At December 31, 2022, the Bank has met all of these requirements, including the full 2.5% capital conservation buffer.

The application of these more stringent capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit our ability to make distributions, including paying out dividends or buying back shares. Specifically, the Bank's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the capital rules, which may limit our ability to pay dividends to stockholders. See "Supervision and Regulation-Federal Banking Regulation-Capital Requirements."

Non-compliance with USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions

Financial institutions are required under the USA PATRIOT and Bank Secrecy Acts to develop programs to prevent financial institutions from being used for money-laundering and terrorist activities. Financial institutions are also obligated to file suspicious activity reports with the U.S. Treasury Department's Office of Financial Crimes Enforcement Network if such activities are detected. These rules also require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure or the inability to comply with these regulations could result in fines or penalties, curtailment of expansion opportunities, intervention or sanctions by regulators and costly litigation or expensive additional controls and systems. During the last few years, several banking institutions have received large fines for non-compliance with these laws and regulations. In addition, the U.S. Government has previously imposed laws and regulations relating to residential and consumer lending activities that create significant new compliance burdens and financial risks. We have developed policies and continue to augment procedures and systems designed to assist in compliance with these laws and regulations, but these policies may not be effective to provide such compliance.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

FDIC deposit insurance could increase in the future

The Dodd-Frank Act required the FDIC to base deposit insurance premiums on an institution's total assets minus its tangible equity instead of its deposits. The FDIC has adopted final regulations that base assessments on a combination of financial ratios and regulatory ratings. The FDIC also revised the assessment schedule and established adjustments that increase assessments so that the range of assessments is now 1.5 basis points to 30 basis points of total assets less tangible equity. If there are any changes in the Bank's financial ratios and regulatory ratings that require adjustments that increase its assessment, or, if circumstances require the FDIC to impose additional special assessments or further increase its quarterly assessment rates, our results of operations could be adversely impacted.

Our sources of funds are limited because of our holding company structure

The Company is a separate legal entity from its subsidiaries and does not have significant operations of its own. Dividends from the Bank provide a significant source of cash for the Company. The availability of dividends from the Bank is limited by various statutes and regulations. Under these statutes and regulations, the Bank is not permitted to pay dividends on its capital stock to the Company, its sole stockholder, if the dividend would reduce the stockholders' equity of the Bank below the amount of the liquidation account established in connection with the mutual-to-stock conversion. National banks may pay dividends without the approval of its primary federal regulator only if they meet applicable regulatory capital requirements before and after the payment of the dividends and total dividends do not exceed net income to date over the calendar year plus its retained net income over the preceding two years. In addition, in accordance with its Regulatory Capital Policy, the Company expects to maintain a combination of cash, liquid assets and credit availability equal to at least $5.0 million to facilitate its ability to serve as a source of financial strength to the Bank. If in the future, the Company utilizes its available cash for other purposes and the Bank is unable to pay dividends to the Company, the Company may not have sufficient funds to pay dividends.

Risks Related to Economic Conditions

Changes to U.S. fiscal or monetary policies will continue to affect our loan and deposit portfolio balances and customer behavior

In response to the COVID-19 global pandemic, the U.S. Federal Reserve Board in 2020 commenced unprecedented open market operations to increase liquidity of individuals, households, and businesses which operations continue in effect. The fiscal stimulus provided by the U.S. Government in 2020 and 2021, included but not limited to the Paycheck Protection Act, increases to the child tax credit and other government payments. The resultant increase in liquidity from both monetary and fiscal stimulus has since affected, and continues to affect, the demand for loans and the supply of deposits for all types of borrowers and depositors. In addition, changes in the demand and the average selling price for single-family housing, low interest rates and investor uncertainty with respect to other types of commercial real estate property investments, continue to materially increase the market demand for multi-family residential properties due to the scarcity of housing. The combined effect of these government actions and market responses resulted in significant changes in customer behavior, including reduced utilization of commercial lines of credit and pre-payments of multi-family residential loans, nonresidential real estate loans, and equipment finance transactions.

Disruptions in supply chains, the widespread adoption of hybrid-remote work arrangements, reductions in labor force participation and the aforementioned changes to fiscal policy have caused a material increase in inflation of goods and services, including labor. The increases in domestic and international inflation are likely to result in changes in U.S. and foreign central bank policy with respect to benchmark interest rates such as the Federal Funds Rate and the reduction or termination of open-market securities purchases. The impact of these future potential actions by government authorities are highly uncertain, and such actions may unfavorably impact our loan and deposit portfolio balances, loan originations and repayment activity, liquidity, and asset quality.

Adverse changes in local economic conditions and adverse conditions in an industry on which a local market in which we do business depends could negatively affect our financial condition or results of operations

Except for our commercial equipment leasing and commercial finance activities, which we conduct on a nationwide basis, and our multi-family lending activities, which we conduct in selected Metropolitan Statistical Areas, including, but not limited to, the Metropolitan Statistical Areas for Chicago, Illinois, Dallas and San Antonio, Texas, Denver, Colorado, and Tampa, Florida, a material portion of our loan and substantially all of our deposit activities are conducted in the Metropolitan Statistical Area for Chicago, Illinois. Our loan and deposit activities are directly affected by, and our financial success depends on, economic conditions within the local markets in which we do business, as well as conditions in the industries on which those markets are economically dependent. A deterioration in local economic conditions, as a result of COVID-19 or otherwise, or in the condition of an industry on which a local market depends could adversely affect such factors as unemployment rates, business formations and expansions, housing demand, apartment vacancy rates and real estate values in the local market, and this could result in, among other things, a decline in loan and lease demand, a reduction in the number of creditworthy borrowers seeking loans, an increase in loan delinquencies, defaults and foreclosures, an increase in classified and nonaccrual loans, a decrease in the value of the collateral for our loans, an increase in our allowance for loan losses and a decline in the net worth and liquidity of our borrowers and guarantors. Any of these factors could negatively affect our financial condition or results of operations.

In addition, our loan portfolio includes fixed- and adjustable-rate first mortgage loans, home equity loans and home equity lines of credit secured by one-to-four family residential properties primarily located in the Chicago metropolitan area. Residential real estate lending is sensitive to regional and local economic conditions that may significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. Residential loans with high combined loan-to-value ratios generally are more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, the borrowers may be unable to repay their loans in full from the sale proceeds. As a result, these loans may experience higher rates of delinquencies, defaults and losses, which could in turn adversely affect our financial condition and results of operations.

Inflation can have an adverse impact on our business and on our customers

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Over the past year, in response to a pronounced rise in inflation, the Federal Reserve Board has raised certain benchmark interest rates to combat inflation. As discussed under "—Risks Related to Interest Rates—Changes in market interest rates could adversely affect our financial condition and results of operations," as inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. Sustained higher interest rates by the Federal Reserve Board to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

The City of Chicago and the State of Illinois continue to experience significant financial difficulties, and this could adversely impact certain borrowers and the economic vitality of the City and State

The City of Chicago and the State of Illinois are experiencing significant financial difficulties, including material pension funding shortfalls. These issues could impact the economic vitality of the City of Chicago and the State of Illinois and the businesses operating there, encourage businesses to leave the City of Chicago or the State of Illinois, and discourage new employers from starting or moving businesses to there. These issues could also result in delays in the payment of accounts receivable owed to borrowers that conduct business with the State of Illinois and Medicaid payments to nursing homes and other healthcare providers in Illinois, and impair their ability to repay their loans when due.

Risks Related to Accounting Matters

A new accounting standard may require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations

The Financial Accounting Standards Board has adopted a new accounting standard that will be effective for the Company and the Bank for our first fiscal year after December 15, 2022. This standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which may require us to increase our allowance for loan losses, and to greatly increase the types of data we will need to collect and review to determine the appropriate level of the allowance for loan losses. Accordingly, regardless of any actual changes to the composition or performance of our loan portfolio, the new accounting standard may require an increase in our allowance for loan losses or expenses incurred to determine the appropriate level of the allowance for loan losses, and may therefore have a material adverse effect on our financial condition and results of operations.

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results

In preparing periodic reports we are required to file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses and the valuation of deferred taxes.

Risks Related to Environmental and Other Global Matters

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions, operating process changes and other issues. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-focused companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Our business, financial condition, and results of operations could be adversely affected by natural disasters, health epidemics, and other catastrophic events

We could be adversely affected if key personnel or a significant number of employees were to become unavailable due to a pandemic, natural disaster, war, act of terrorism, accident, or other reason. Any of these events could result in the temporary reduction of operations, employees, and customers, which could limit our ability to provide services. Additionally, many of our borrowers may suffer property damage, experience interruption of their businesses or lose their jobs after such events. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value.

Other Risks Related to Our Business

We are required to transition from the use of the LIBOR interest rate index

We have certain loans indexed to LIBOR to calculate the loan interest rate. At December 31, 2022, we had $58.8 million, or 4.8%, of our loan portfolio indexed to LIBOR. The LIBOR index will be discontinued for U.S. Dollar setting effective June 30, 2023. The implementation of a substitute index or indices for the calculation of interest rates under our loan agreements with our borrowers may incur significant expenses in effecting the transition. Additionally, since alternative rates are calculated differently, the transition may change our market risk profile, requiring changes to risk and pricing models.

Various factors may make takeover attempts that you might want to succeed more difficult to achieve, which may affect the value of shares of our common stock

Provisions of our articles of incorporation and bylaws, federal regulations, Maryland law and various other factors may make it more difficult for companies or persons to acquire control of the Company without the consent of our board of directors. You may want a takeover attempt to succeed because, for example, a potential acquirer could offer a premium over the then prevailing price of our shares of common stock. Provisions of our articles of incorporation and bylaws also may make it difficult to remove our current board of directors or management if our board of directors opposes the removal. We have elected to be subject to the Maryland Business Combination Act, which places restrictions on mergers and other business combinations with large stockholders. In addition, our articles of incorporation provide that certain mergers and other similar transactions, as well as amendments to our articles of incorporation, must be approved by stockholders owning at least two-thirds of our shares of common stock entitled to vote on the matter unless first approved by at least two-thirds of the number of our authorized directors, assuming no vacancies. If approved by at least two-thirds of the number of our authorized directors, assuming no vacancies, the action must still be approved by a majority of our shares entitled to vote on the matter. In addition, a director can be removed from office, but only for cause, if such removal is approved by stockholders owning at least two-thirds of our shares of common stock entitled to vote on the matter. However, if at least two-thirds of the number of our authorized directors, assuming no vacancies, approves the removal of a director, the removal may be with or without cause, but must still be approved by a majority of our voting shares entitled to vote on the matter. Additional provisions include limitations on the voting rights of any beneficial owners of more than 10% of our common stock. Our bylaws, which can only be amended by the board of directors, also contain provisions regarding the timing, content and procedural requirements for stockholder proposals and nominations.

We could record future losses on our investment securities portfolio

A number of factors or combinations of factors could require us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these and other securities constitutes a credit related impairment, which could result in material losses to us. These factors include, but are not limited to, failure by the issuer to make scheduled interest payments, the issuer of the securities and their creditworthiness, any changes to the rating of the security and any adverse conditions specifically related to the security that would render us unable to forecast a full recovery in value. In addition, the fair values of securities could decline if the overall economy and the financial condition of some of the issuers deteriorates and there remains limited liquidity for these securities. During the year ended December 31, 2022, we incurred other comprehensive losses of $6.1 million related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

The residual impacts of the novel COVID-19 outbreak, and associated governmental responses, could adversely affect our financial condition and results of operations

Global health concerns relating to the COVID-19 pandemic and related government actions taken to reduce the spread of the virus have continued to affect the macroeconomic environment, both nationally and in the Company's existing geographic footprint.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 2.   **PROPERTIES**

We conduct our business at 20 banking offices located in the Chicago metropolitan area, and from a corporate office. We own all of our banking offices other than our corporate office in Burr Ridge and our Chicago-Lincoln Park and Northbrook banking offices, which are leased. We also operate commercial credit origination and customer service offices for the Commercial Finance, Commercial Real Estate and Equipment Finance Divisions of the Bank, all of which are leased. We believe that all of our properties and equipment are well maintained, in good operating condition and adequate for all of our present and anticipated needs.

In July 2022, we opened a branch in Flossmoor, Illinois to serve both our Hazel Crest and Flossmoor communities. Accordingly we announced in 2022, that we will be closing our Hazel Crest branch in January 2023. We also announced that we will be closing our Naperville branch in January 2023.

We believe our remaining facilities in the aggregate are suitable and adequate to operate our banking and related business. Additional information with respect to premises and equipment is presented in Note 6 of "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K.

ITEM 3.   **LEGAL PROCEEDINGS**

The Company and its subsidiaries are subject to various legal actions arising in the normal course of business. In the opinion of management, based on currently available information, the resolution of these legal actions is not expected to have a material adverse effect on the Company's results of operations.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

PART II

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our shares of common stock are traded on the NASDAQ Global Select Market under the symbol "BFIN." The approximate number of holders of record of the Company's common stock as of January 31, 2023 was 975. Certain shares of the Company's common stock are held in "nominee" or "street" name, and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Recent Sales of Unregistered Securities

The Company had no sales of unregistered stock during the year ended December 31, 2022.

Repurchases of Equity Securities

As of December 31, 2022, the Company had repurchased 7,803,659 shares of its common stock out of the 7,942,771 shares of common stock authorized under the Board's current share repurchase authorization, as amended and extended from time to time. Pursuant to the current share repurchase authorization, there were 139,112 shares of common stock authorized for repurchase as of December 31, 2022. On January 26, 2023, we extended the expiration date of the share repurchase authorization from April 28, 2023 to July 15, 2023, and increased the total number of shares currently authorized for repurchase under the Share Repurchase Program to 264,112 shares.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased under the Plans or Programs
October 1, 2022 through October 31, 2022..........	—	$ —	—	318,689
November 1, 2022 through November 30, 2022 ..	79,173	9.96	79,173	239,516
December 1, 2022 through December 31, 2022 ...	100,404	9.63	100,404	139,112
	179,577		179,577	

ITEM 6. Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis that follows focuses on certain factors affecting our consolidated financial condition at December 31, 2022 and 2021, and our consolidated results of operations for the two years ended December 31, 2022. Our consolidated financial statements, the related notes and the discussion of our critical accounting policies appearing elsewhere in this Annual Report should be read in conjunction with this discussion and analysis.

Overview

2022 in Review

The Company ended 2022 in strong financial and operational condition. We gained significant momentum in our commercial credit originations and maintained our historical asset quality and credit discipline. We also maintained operating expense discipline notwithstanding investments in the further expansion of our commercial credit origination capabilities and necessary expenditures for health security and information security.

Financial Results of Operations

We recorded net income of $10.5 million and basic and diluted earnings per common share of $0.80 for the year ended December 31, 2022. Net interest income before provision for loan losses increased by $7.0 million (16.1%) to $50.8 million due to growth in the loan and investment securities portfolios, and higher yields on loan originations and investment securities. Noninterest income increased by $287,000 (5.0%) to $6.0 million due to increases in income from deposit services, trust, insurance and investment services and bank-owned life insurance death benefit proceeds. Noninterest expense remained stable at $41.1 million, compared to $40.9 million in 2021.

Loan Portfolio

For the year ended 2022, total loans increased by $182.5 million (17.5%) to $1.227 billion. Total commercial loans and leases increased by $63.0 million (12.9%) to $552.5 million, reflecting our increasing emphasis on commercial and industrial lending. Total multi-family mortgages and nonresidential real estate loans increased by $126.6 million (23.9%) to $656.0 million due to increased loan originations and reduced portfolio prepayment rates. Total other loans decreased by $7.1 million (22.4%) due to our cessation of residential mortgage lending and continued prepayments of existing residential mortgage loans.

Asset Quality

Our asset quality remained stable in 2022. The ratio of nonperforming loans to total loans was 0.13% and the ratio of nonperforming assets to total assets was 0.13% at December 31, 2022. The provision for loan losses increased by $3.1 million in 2022 primarily due to loan portfolio growth and a modest decline in macroeconomic factors as of December 31, 2022. Our allowance for loan losses increased to 0.66% of total loans at December 31, 2022, compared to 0.64% at December 31, 2021.

Deposit Portfolio

Total deposits decreased by $113.5 million (7.6%) primarily due to the reduced liquidity of commercial depositors and declines in retail money market deposit account balances accumulated during the COVID-19 pandemic. Core deposits were 86.4% of total deposits, with noninterest-bearing demand deposits representing 20.4% of total deposits.

Capital Adequacy

The Company's capital position remained strong, with a Tier 1 leverage ratio of 9.73% at December 31, 2022. Throughout 2022, the Company maintained its quarterly dividend rate at $0.10 per common share. The Company repurchased 485,888 common shares during the year ended December 31, 2022, which represented 3.7% of the common shares that were outstanding on December 31, 2021. The Company's book value per share remained at $11.90 per share at December 31, 2022.

Goals for 2023

We expect to further accelerate our growth in commercial loans and leases as we continue to realize the benefits of our investments in Commercial Finance and Equipment Finance capabilities that we began implementing in 2021. The growth in commercial loan and lease originations in 2022 is an encouraging sign of the potential contributions of these initiatives to growth in our earnings and loan portfolio balances.

We will continue our focus on growth in commercial deposit account relationships and related noninterest income services, particularly Treasury Services products aligned with our commercial credit originations activities. We also expect that the expansion of our Trust Department capabilities will continue to provide growth in noninterest income, especially as we introduce our capabilities to our expanding portfolio of business customers.

We will expect to place less reliance on physical locations, and increase our use of proven technology, to improve the breadth, effectiveness and efficiency of customer service delivery. We recognize the importance of carefully managing information security and other risks inherent to information technology.

We expect further volatility in market interest rates, loan demand and deposit balances resulting from changes in U.S. Government and Federal Reserve Bank policies during 2023. We believe we are well prepared for increases or decreases in interest rates and changes to market liquidity conditions, but we are mindful of the unpredictable outcomes of government policy changes intended to address anomalies in inflation and labor conditions. We will maintain our focus on operating expense efficiency and asset quality to the maximum extent feasible given the expected economic environment and our business plan priorities.

We believe that the cumulative impact of our business plan activities will achieve further growth in our portfolios and in our results of operations commensurate with our long-term objectives for the Company.

SELECTED FINANCIAL DATA

The following information is derived from the audited consolidated financial statements of the Company. For additional information, please refer to the Consolidated Financial Statements of the Company and related notes included in Item 8 of this Annual Report.

	At and For the Years Ended December 31,		
	2022	2021	2020
	(Dollars in thousands, except per share data)		
Selected Financial Condition Data:			
Total assets	$ 1,575,137	$ 1,700,682	$ 1,596,842
Loans, net...	1,226,743	1,044,207	1,002,578
Securities, at fair value...	210,338	85,694	23,829
Deposits	1,374,934	1,488,431	1,393,544
Borrowings	—	5,000	4,000
Subordinated notes, net of unamortized issuance costs	19,634	19,590	—
Equity...	151,671	157,466	172,930
Selected Operating Data:			
Interest income..	$ 55,296	$ 46,566	$ 52,875
Interest expense	4,481	2,794	6,988
Net interest income	50,815	43,772	45,887
Provision for (recovery of) loan losses	1,828	(1,240)	55
Net interest income after provision for (recovery of) loan losses	48,987	45,012	45,832
Noninterest income..	5,976	5,689	5,366
Noninterest expense...	41,128	40,943	38,438
Income before income taxes	13,835	9,758	12,760
Income tax expense [1]...	3,341	2,348	3,597
Net income	$ 10,494	$ 7,410	$ 9,163
Basic and diluted earnings per common share	$ 0.80	$ 0.53	$ 0.61

	At and For the Years Ended December 31,		
	2022	**2021**	**2020**
Selected Financial Ratios and Other Data:			
Performance Ratios:			
Return on assets (ratio of net income to average total assets)	0.64%	0.45%	0.59%
Return on equity (ratio of net income to average equity)...........	6.78	4.47	5.27
Net interest rate spread [(2)]..	3.12	2.70	2.91
Net interest margin [(3)]...	3.23	2.78	3.09
Efficiency ratio [(4)]...	72.42	82.78	75.00
Noninterest expense to average total assets................................	2.51	2.49	2.48
Average interest-earning assets to average interest-bearing liabilities	138.05	139.96	138.79
Dividends declared per share .... $	0.40 $	0.40 $	0.40
Dividend payout ratio...	49.85%	75.83%	65.28%
Asset Quality Ratios:			
Nonperforming assets to total assets [(5)]	0.13%	0.09%	0.09%
Nonperforming loans to total loans..	0.13	0.07	0.12
Allowance for loan losses to nonperforming loans	496.88	895.33	634.81
Allowance for loan losses to total loans.....................................	0.66	0.64	0.77
Net (charge-offs) recoveries to average loans outstanding.........	(0.04)	0.02	0.01
Capital Ratios:			
Equity to total assets at end of period..	9.63%	9.26%	10.83%
Average equity to average assets..	9.44	10.11	11.23
Tier 1 leverage ratio (Bank only)	10.31	9.91	10.10
Other Data:			
Number of full-service offices	20	19	19
Employees (full-time equivalents)	203	221	210

(1)   Income tax expense for the year ended December 31, 2021 includes a $200,000 valuation reserve recovery related to the Company's Illinois NOL carryforward. Income tax expense for the year ended December 31, 2020 includes a $200,000 valuation reserve related to the Company's Illinois NOL carryforward.

(2)   The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.

(3)   The net interest margin represents net interest income divided by average total interest-earning assets for the period.

(4)   The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

(5)   Nonperforming assets include nonperforming loans and foreclosed assets.

Results of Operations

Net Income

We recorded net income of $10.5 million for the year ended December 31, 2022, compared to net income of $7.4 million for 2021. The increase in net income was primarily due to increased net interest income and increased noninterest income. Our basic and diluted earnings per share of common stock were $0.80 for the year ended December 31, 2022, compared to $0.53 per share of common stock for the year ended December 31, 2021.

Net Interest Income

Net interest income is our primary source of revenue. Net interest income equals the excess of interest income plus fees earned on interest-earning assets over interest expense incurred on interest-bearing liabilities. The level of interest rates and the volume and mix of interest-earning assets and interest-bearing liabilities impact net interest income. Interest rate spread and net interest margin are utilized to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on interest-earning assets and the rate paid for interest-bearing liabilities that fund those assets. The net interest margin is expressed as the percentage of net interest income to average interest-earning assets. The net interest margin exceeds the interest rate spread because noninterest-bearing sources of funds, principally noninterest-bearing demand deposits and stockholders' equity, also support interest-earning assets.

The accounting policies underlying the recognition of interest income on loans, securities, and other interest-earning assets are included in Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K.

Average Balance Sheets

The following table sets forth average balance sheets, average yields and costs, and certain other information. No tax-equivalent yield adjustments were made, as the effect of these adjustments would not be material. Average balances are daily average balances. Nonaccrual loans are included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees and expenses, and discounts and premiums that are amortized or accreted to interest income or expense; however, the Company believes that the effect of these inclusions is not material.

	Years Ended December 31,					
	2022			**2021**		
	Average Outstanding Balance	**Interest**	**Yield/Rate**	**Average Outstanding Balance**	**Interest**	**Yield/Rate**
	(Dollars in thousands)					
Interest-earning Assets:						
Loans	$ 1,113,464	$ 48,562	4.36%	$ 1,035,672	$ 45,188	4.36%
Securities	165,453	2,658	1.61	22,865	232	1.01
Stock in FHLB and FRB.........................	7,490	349	4.66	7,490	340	4.54
Other..	288,427	3,727	1.29	509,997	806	0.16
Total interest-earning assets.................	1,574,834	55,296	3.51	1,576,024	46,566	2.95
Noninterest-earning assets	63,391			65,352		
Total assets	$ 1,638,225			$ 1,641,376		
Interest-bearing Liabilities:						
Savings deposits	$ 206,009	215	0.10	$ 193,481	119	0.06
Money market accounts...........................	323,312	1,323	0.41	321,189	455	0.14
NOW accounts...	395,599	1,232	0.31	366,044	503	0.14
Certificates of deposit.............................	194,458	917	0.47	226,602	1,150	0.51
Total deposits......................................	1,119,378	3,687	0.33	1,107,316	2,227	0.20
Borrowings and Subordinated Notes	21,365	794	3.72	18,741	567	3.03
Total interest-bearing liabilities...............	1,140,743	4,481	0.39	1,126,057	2,794	0.25
Noninterest-bearing deposits	315,835			323,829		
Noninterest-bearing liabilities.................	26,957			25,622		
Total liabilities....................................	1,483,535			1,475,508		
Equity	154,690			165,868		
Total liabilities and equity	$ 1,638,225			$ 1,641,376		
Net interest income.................................		$ 50,815			$ 43,772	
Net interest rate spread (1).......................			3.12%			2.70%
Net interest-earning assets (2)..................	$ 434,091			$ 449,967		
Net interest margin (3).............................			3.23%			2.78%
Ratio of interest-earning assets to interest-bearing liabilities.....................	138.05%			139.96%		

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Net interest income increased by $7.0 million, or 16.1%, to $50.8 million for the year ended December 31, 2022, from $43.8 million for the year ended December 31, 2021. Loan interest income for the years ended December 31, 2022 included amortized net costs of $108,000, compared to amortized fees of $484,000 in 2021, which included $794,000 amortized income from Paycheck Protection Program loans, compared to Paycheck Protection Program amortized fees of $208,000 in 2022. The increase in net interest income was due in substantial part to the increase in the weighted average yield on interest-earning assets and increase in average balance of securities. Our net interest rate spread increased 42 basis points to 3.12%

for the year ended December 31, 2022, from 2.70% for 2021. Our net interest margin increased 45 basis points to 3.23% for the year ended December 31, 2022, from 2.78% for 2021. The yield on interest-earning assets increased 56 basis points, or 19.0%, to 3.51% for the year ended December 31, 2022, from 2.95% for 2021. The cost of interest-bearing liabilities increased 14 basis points, or 56.0%, to 0.39% for the year ended December 31, 2022, from 0.25% for 2021. Total average interest-earning assets decreased $1.2 million to $1.575 billion for the year ended December 31, 2022, from $1.576 billion for 2021. Our average interest-bearing liabilities increased $14.7 million to $1.141 billion for the year ended December 31, 2022, from $1.126 billion for 2021.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to changes attributable to changes in volume (*i.e.*, changes in average balances multiplied by the prior-period average rate), and changes attributable to rate (*i.e.*, changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate. The Company had no out-of-period items or adjustments to be excluded from the table below.

	Years Ended December 31, 2022 vs. 2021		
	Increase (Decrease) Due to		
	Volume	Rate	Total Increase (Decrease)
	(Dollars in thousands)		
Interest-earning assets:			
Loans	$ 3,374	$ —	$ 3,374
Securities	2,215	211	2,426
Stock in FHLB and FRB	—	9	9
Other	(499)	3,420	2,921
Total interest-earning assets	5,090	3,640	8,730
Interest-bearing liabilities:			
Savings deposits	8	88	96
Money market accounts	3	865	868
NOW accounts	45	684	729
Certificates of deposit	(150)	(83)	(233)
Borrowings and Subordinated notes	86	141	227
Total interest-bearing liabilities	(8)	1,695	1,687
Change in net interest income	$ 5,098	$ 1,945	$ 7,043

Provision for Loan Losses

We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluations of collateral and credit guarantees, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or events change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses to maintain the allowance.

A loan balance is classified as a loss and charged-off when it is confirmed that there is no readily apparent source of repayment for the portion of the loan that is classified as loss. Confirmation can occur upon the receipt of updated third-party appraisal valuation information indicating that there is a low probability of repayment upon sale of the collateral, the final disposition of collateral where the net proceeds are insufficient to pay the loan balance in full, our failure to obtain possession of certain consumer-loan collateral within certain time limits specified by applicable federal regulations, the conclusion of legal proceedings where the borrower's obligation to repay is legally discharged (such as a Chapter 7 bankruptcy proceeding), or when it appears that further formal collection procedures are not likely to result in net proceeds in excess of the costs to collect.

We recorded a provision for loan losses of $1.8 million for the year ended December 31, 2022, compared to a recovery of loan losses of $1.2 million for the year ended December 31, 2021. The provision for or recovery of loan losses is a function of the allowance for loan loss methodology we use to determine the appropriate level of the allowance for inherent loan losses after net charge-offs have been deducted. The portion of the allowance for loan losses attributable to loans collectively evaluated for impairment increased by $1.4 million, or 21.6%, to $8.1 million at December 31, 2022 from $6.7 million at December 31, 2021. The loans collectively evaluated for impairment increased $182.1 million, or 17.4%, to $1.231 billion at December 31, 2022 from $1.048 billion at December 31, 2021. Net charge-offs were $414,000 for the year ended December 31, 2022, compared to net recoveries of $204,000 for the year ended December 31, 2021. For further analysis and information on how we determine the appropriate level for the allowance for loan losses and analysis of credit quality, see "Critical Accounting Policies," "Risk Classification of Loans" and "Allowance for Loan Losses." There were no reserves established for loans individually evaluated for impairment at December 31, 2022, compared to $30,000 of reserves at December 31, 2021.

The allowance for loan losses as a percentage of nonperforming loans was 496.88% at December 31, 2022, compared to 895.33% at December 31, 2021.

Noninterest Income

	Years Ended December 31,		Change
	2022	2021	
	(Dollars in thousands)		
Deposit service charges and fees	$ 3,271	$ 3,184	$ 87
Loan servicing fees	590	731	(141)
Mortgage brokerage and banking fees	38	35	3
Trust and insurance commissions and annuities income	1,153	1,136	17
(Loss) earnings on bank-owned life insurance	(39)	114	(153)
Bank-owned life insurance death benefit	446	—	446
Other	517	489	28
Total noninterest income	$ 5,976	$ 5,689	$ 287

Our noninterest income increased by $287,000, or 5.0%, to $6.0 million for the year ended December 31, 2022, from $5.7 million in 2021. Loan servicing fees decreased $141,000, or 19.3%, to $590,000 for the year ended December 31, 2022, from $731,000 in 2021, due to lower loan commitment and other fees collected in 2022. In the second quarter of 2022, the Bank recorded income from a death benefit on a bank-owned life insurance policy in the amount of $446,000 as a result of the death of a former Bank officer.

Noninterest Expense

	Years Ended December 31,		Change
	2022	2021	
	(Dollars in thousands)		
Compensation and benefits	$ 21,576	$ 22,638	$ (1,062)
Office occupancy and equipment	7,981	7,524	457
Advertising and public relations	690	742	(52)
Information technology	3,566	3,083	483
Professional fees	1,292	1,336	(44)
Supplies, telephone and postage	1,393	1,615	(222)
FDIC insurance premiums	467	478	(11)
Other	4,163	3,527	636
Total noninterest expense	$ 41,128	$ 40,943	$ 185

Noninterest expense increased by $185,000, or 0.5%, to $41.1 million for the year ended December 31, 2022, from $40.9 million for the year ended December 31, 2021. Compensation and benefits expense decreased $1.1 million, or 4.7%, to $21.6 million for the year ended December 31, 2022, compared to $22.6 million in 2021, primarily due to reduction in the number of full-time equivalent employees to 203 at December 31, 2022, from 221 at December 31, 2021, combined with increased deferred compensation due to the significant increase in the volume of loan originations in 2022 versus 2021. Office occupancy and equipment expense increased $457,000, or 6.1%, to $8.0 million for the year ended December 31, 2022, from $7.5 million, for the year ended December 31, 2021, primarily due to increased real estate taxes and rental expense. Information technology expense increased $483,000, or 15.7%, to $3.6 million for the year ended

December 31, 2022, from $3.1 million, for the year ended December 31, 2021, primarily due to the purchase and implementation of software to support the expansion of our commercial credit origination capabilities and data communication conversion expense. Supplies, telephone and postage expense decreased $222,000, or 13.7% due to the completion of our telephone upgrade and conversion of our telephone and data systems and the discontinuance of the need to operate concurrent systems. Other noninterest expense increase of $636,000, or 18.0%, primarily due to a $750,000 loss reserve related to a fraud involving a single commercial customer in the third quarter of 2022.

Income Taxes

For the year ended December 31, 2022, we recorded income tax expense of $3.3 million, compared to $2.3 million recorded in 2021. The effective tax rate for the year ended December 31, 2022 was 24.15%, compared to 24.07% for 2021.

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

Total assets decreased $125.5 million, or 7.4%, to $1.575 billion at December 31, 2022, from $1.701 billion at December 31, 2021. The decrease in total assets was primarily due to a decrease in cash and cash equivalents, partially offset by increases in securities and loans receivable. Cash and cash equivalents decreased $435.4 million to $66.8 million at December 31, 2022, from $502.2 million at December 31, 2021, while securities and loans receivable increased $124.6 million and $182.5 million, respectively. Securities increased $124.6 million, to $210.3 million at December 31, 2022, from $85.7 million at December 31, 2021, due to the purchase of $93.4 million of U.S. Treasury Notes and $40.0 million of U.S. government-sponsored agency securities during the year ended December 31, 2022.

Our loan portfolio consists primarily of multi-family mortgage, nonresidential real estate, commercial loans and leases, which together totaled 98.0% of gross loans at December 31, 2022. Multi-family mortgage loans increased by $110.2 million, or 25.9%; nonresidential real estate loans increased $16.5 million, or 16.0%; commercial loans and leases increased $63.0 million, or 12.9%; and one-to-four family residential mortgage loans decreased by $7.0 million, or 23.4%. The increase in multi-family loans was due to $223.8 million of originations, partially offset by payments and payoffs of $113.4 million. The increase in commercial loans and leases was primarily due to increases in commerical loans, asset-based lending products, and governmental, middle market and small ticket leases.

Our allowance for loan losses increased by $1.4 million, 21.1%, to $8.1 million at December 31, 2022, from $6.7 million at December 31, 2021. The increase was primarily due to loan portfolio growth and a modest decline of macroeconomic factors at December 31, 2022.

Total liabilities decreased $119.8 million, or 7.8%, to $1.423 billion at December 31, 2022, from $1.543 billion at December 31, 2021, primarily due to decreases in total deposits and borrowings. Total deposits decreased $113.5 million, or 7.6%, to $1.375 billion at December 31, 2022, from $1.488 billion at December 31, 2021, primarily due to the reduced liquidity of commercial depositors and declines in retail money market deposit account balances accumulated during the COVID-19 pandemic. Core deposits were 86.4% of total deposits, with noninterest-bearing demand deposits representing 20.4% of total deposits. Money market accounts decreased $30.5 million, or 9.2%, to $302.9 million at December 31, 2022, from $333.4 million at December 31, 2021. Noninterest-bearing demand deposits decreased $61.6 million, or 18.0%, to $280.6 million at December 31, 2022, from $342.2 million at December 31, 2021. Retail certificates of deposit decreased $16.9 million, or 8.3%, to $186.5 million at December 31, 2022, from $203.5 million at December 31, 2021.

Total stockholders' equity was $151.7 million at December 31, 2022, compared to $157.5 million at December 31, 2021. The decrease in total stockholders' equity was primarily due to a $6.2 million increase, net of tax, of accumulated other comprehensive loss on our securities portfolio, the impact of our repurchase of 485,888 shares of our common stock at a total cost of $4.9 million, and our declaration and payment of cash dividends totaling $5.2 million, during the year ended December 31, 2022. These items were partially offset by net income of $10.5 million that we recorded for the year ended December 31, 2022.

Securities

Our investment policy is established by our Board of Directors. The policy emphasizes safety of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with our interest rate risk management strategy.

At December 31, 2022, our mortgage-backed securities and collateralized mortgage obligations ("CMOs") reflected in the following table were issued by U.S. government-sponsored enterprises and agencies, Freddie Mac, Fannie Mae and Ginnie Mae, and are obligations which the federal government has affirmed its commitment to support. All securities reflected in the table were classified as available-for-sale at December 31, 2022 and 2021.

The following table sets forth the composition, amortized cost and fair value of our securities.

	At December 31,			
	2022		2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Available-for-sale securities:				
Securities:				
Certificates of deposits	$ 2,233	$ 2,233	$ 2,728	$ 2,728
Municipal securities	240	225	—	—
U.S. Treasury Notes	170,906	163,103	76,621	76,553
U.S. government-sponsored agencies	40,000	39,699	—	—
Mortgage-backed securities:				
Mortgage-backed securities - residential	3,997	3,881	4,660	4,833
CMOs and REMICs - residential	1,223	1,197	1,576	1,580
	$ 218,599	$ 210,338	$ 85,585	$ 85,694

Portfolio Maturities and Yields

The composition and maturities of the securities portfolio at December 31, 2022 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)							
Securities:								
Certificates of deposits	$ 2,233	3.85%	$ —	—%	$ —	—%	$ —	—%
Municipal securities	—	—	240	1.50	—	—	—	—
U.S. Treasury Notes	37,103	2.11	133,803	1.49	—	—	—	—
U.S. government-sponsored agencies	22,000	3.43	18,000	4.68	—	—	—	—
Mortgage-backed securities:								
Fannie Mae	—	—	899	2.88	438	5.83	869	6.33
Freddie Mac	—	—	5	4.53	—	—	310	5.31
Ginnie Mae	—	—	—	—	—	—	1,476	3.97
CMOs and REMICs	17	5.08	10	4.95	—	—	1,196	4.41
Total securities	$ 61,353	2.65%	$ 152,957	1.87%	$ 438	5.83%	$ 3,851	4.75%

As a national bank, the Bank is a member of the Federal Reserve System. The aggregate cost of our FRB common stock as of December 31, 2022 was $4.7 million based on its par value. The Bank is also a member of the FHLB System. Members of the FHLB System are required to hold a certain amount of common stock to qualify for membership in the FHLB System and to be eligible to borrow funds under the FHLB's advance program. The aggregate cost of our FHLB common stock as of December 31, 2022 was $2.8 million based on its par value. As a member of the FHLB, we are required to own a specific minimum amount of stock based on the level of borrowings and other factors. At December 31, 2022, we owned 9,601 shares of FHLB common stock in excess of the specified minimum amount. There is no market for FRB and FHLB common stock. There were no purchases or redemptions of FRB and FHLB capital stock during 2021 or 2022.

Loan Portfolio

We originate multi-family mortgage loans, nonresidential real estate loans, commercial loans and commercial equipment leases. In addition, we also originate consumer loans, and purchase and sell loan participations from time-to-time. Our principal loan products are discussed in Note 4 of the "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K.

The following table sets forth the composition of our loan portfolio by type of loan.

	At December 31,					
	2022		2021		2020	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
One-to-four family residential.........	$ 23,094	1.87%	$ 30,133	2.87%	$ 41,691	4.13%
Multi-family mortgage	536,295	43.49	426,136	40.56	452,241	44.78
Nonresidential real estate	119,660	9.70	103,172	9.82	108,658	10.76
Construction and land......................	160	0.01	—	—	499	0.05
Commercial loans and leases	552,494	44.80	489,512	46.59	405,057	40.10
Consumer	1,584	0.13	1,685	0.16	1,812	0.18
	1,233,287	100.00%	1,050,638	100.00%	1,009,958	100.00%
Net deferred loan origination costs..	1,585		284		371	
Allowance for loan losses................	(8,129)		(6,715)		(7,751)	
Total loans, net.............................	$ 1,226,743		$ 1,044,207		$ 1,002,578	

Although we originate loans and leases in a number of States, our primary lending area for regulatory purposes consists of the counties in the State of Illinois where our branch offices are located, and contiguous counties. We currently derive the most significant portion of our revenues from these geographic areas. We also engage in multi-family mortgage lending activities in carefully selected metropolitan areas outside our primary lending area. At December 31, 2022, $308.5 million, or 57.5%, of our multi-family mortgage loans were in the Metropolitan Statistical Area for Chicago, Illinois; $77.0 million, or 14.4%, were in Texas; $74.4 million, or 13.9%, were in Florida; and $28.1 million, or 5.2%, were in North Carolina. This information reflects the location of the collateral for the loan and does not necessarily reflect the location of the borrowers. We engage in certain types of commercial lending and commercial equipment finance activities on a nationwide basis.

Loan Portfolio Maturities

The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2022. Demand loans, loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less.

	Due in One Year or Less	After One Year Through Five Years	After Five Through 15 Years	After 15 Years	Total
		(In thousands)			
Scheduled Repayments of Loans:					
One-to-four family residential	$ 1,523	$ 5,335	$ 9,644	$ 6,592	$ 23,094
Multi-family mortgage	20,076	60,870	170,627	284,722	536,295
Nonresidential real estate	21,489	84,325	12,195	1,651	119,660
Construction and land	160	—	—	—	160
Commercial loans and leases	222,795	321,128	8,400	171	552,494
Consumer	270	766	548	—	1,584
	$ 266,313	$ 472,424	$ 201,414	$ 293,136	$ 1,233,287

	Total
Loans Maturing After One Year:	
Predetermined (fixed) interest rates	$ 410,114
Adjustable interest rates	556,860
	$ 966,974

Nonperforming Loans and Assets

We review loans on a regular basis, and generally place loans on nonaccrual status when either principal or interest is 90 days or more past due. In addition, the Company places loans on nonaccrual status when we do not expect to receive full payment of interest or principal. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is reversed from interest income. Interest payments received on nonaccrual loans are recognized in accordance with our significant accounting policies. Once a loan is placed on nonaccrual status, the borrower must generally demonstrate at least six months of payment performance before the loan is eligible to return to accrual status. We may have loans classified as 90 days or more delinquent and still accruing. Generally, we do not utilize this category of loan classification unless: (1) the loan is repaid in full shortly after the period end date; (2) the loan is well secured and there are no asserted or pending legal barriers to its collection; or (3) the borrower has remitted all scheduled payments and is otherwise in substantial compliance with the terms of the loan, but the processing of loan payments actually received or the renewal of the loan has not occurred for administrative reasons. At December 31, 2022, we had two equipment finance relationships involving three leases and a recorded investment of $233,000 that were classified as as 90 days or more delinquent and still accruing.

We typically obtain new third-party appraisals or collateral valuations when we place a loan on nonaccrual status, conduct impairment testing or complete a troubled debt restructuring ("TDR") unless the existing valuation information for the collateral is sufficiently current to comply with the requirements of our Appraisal and Collateral Valuation Policy ("ACV Policy"). We also obtain new third-party appraisals or collateral valuations when the judicial foreclosure process concludes with respect to real estate collateral, and when we otherwise acquire actual or constructive title to real estate collateral. In addition to third-party appraisals, we use updated valuation information based on Multiple Listing Service data, broker opinions of value, actual sales prices of similar assets sold by us and approved sales prices in response to offers to purchase similar assets owned by us to provide interim valuation information for consolidated financial statement and management purposes. Our ACV Policy establishes the maximum useful life of a real estate appraisal at 18 months. Because appraisals and updated valuations utilize historical or "ask-side" data in reaching valuation conclusions, the appraised or updated valuation may or may not reflect the actual sales price that we will receive at the time of sale.

Real estate appraisals may include up to three approaches to value: the sales comparison approach, the income approach (for income-producing property) and the cost approach. Not all appraisals utilize all three approaches. Depending on the nature of the collateral and market conditions, we may emphasize one approach over another in determining the fair value of real estate collateral. Appraisals may also contain different estimates of value based on the level of occupancy or planned future improvements. "As-is" valuations represent an estimate of value based on current market conditions with no changes to the use or condition of the real estate collateral. "As-stabilized" or "as-completed" valuations assume the real estate collateral will be improved to a stated standard or achieve its highest and best use in terms of occupancy. "As-stabilized" or "as-completed" valuations may be subject to a present value adjustment for market conditions or the schedule of improvements.

As part of the asset classification process, we develop an exit strategy for real estate collateral and other foreclosed assets by assessing overall market conditions, the current use and condition of the asset, and its highest and best use. For most income–producing real estate, we believe that investors value most highly a stable income stream from the asset; consequently, we perform a comparative evaluation to determine whether conducting a sale on an "as-is," "as-stabilized" or "as-improved" basis is most likely to produce the highest net realizable value. If we determine that the "as-stabilized" or "as-improved" basis is appropriate, we then complete the necessary improvements or tenant stabilization tasks, with the applicable time value discount and improvement expenses incorporated into our estimates of the expected costs to sell. As of December 31, 2022, substantially all impaired real estate loan collateral and foreclosed assets were valued on an "as-is basis."

Estimates of the net realizable value of real estate collateral also include a deduction for the expected costs to sell the collateral or such other deductions from the cash flows resulting from the operation and liquidation of the asset as are appropriate. For most real estate collateral subject to the judicial foreclosure process, we apply a 10.0% deduction to the value of the asset to determine the expected costs to sell the asset. This estimate includes one year of real estate taxes, sales commissions and miscellaneous repair and closing costs. If we receive a purchase offer that requires unbudgeted repairs, or if the expected resolution period for the asset exceeds one year, we then include, on a case-by-case basis, the costs of the additional real estate taxes and repairs and any other material holding costs in the expected costs to sell the collateral. For other real estate owned, we apply a 7.0% deduction to determine the expected costs to sell, as expenses for real estate taxes and repairs are expensed when incurred.

Nonperforming Assets Summary

The following table below sets forth the amounts and categories of our nonperforming loans and nonperforming assets.

	At December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Nonaccrual loans			
One-to-four family residential	$ 92	$ 367	$ 925
Nonresidential real estate	—	297	296
Commercial loans and leases	1,306	76	—
Consumer	5	—	—
	1,403	740	1,221
Loans past due over 90 days, still accruing	233	10	—
Foreclosed assets - OREO	472	—	157
Other foreclosed assets	4	725	—
Total nonperforming assets	$ 2,112	$ 1,475	$ 1,378
Ratios			
Allowance for loan losses to total loans	0.66%	0.64%	0.77%
Allowance for loan losses to nonperforming loans	496.88	895.33	634.81
Nonperforming loans to total loans	0.13	0.07	0.12
Nonperforming assets to total assets	0.13	0.09	0.09
Nonaccrual loans to total loans	0.11	0.07	0.12
Nonaccrual loans to total assets	0.09	0.04	0.08

Nonperforming Assets

Nonperforming assets totaled $2.1 million at December 31, 2022, and $1.5 million at December 31, 2021. One residential loan, one nonresidential loan, and one small ticket lease with recorded balances of $791,000 were transferred to foreclosed assets during the year ended December 31, 2022. We ceased making residential loans in 2017. We continue to experience modest quantities of defaults on our legacy residential loan portfolios principally due either to the borrower's personal financial condition or death, and/or deteriorated collateral value.

Loan Extensions and Modifications

Maturing loans are subject to our standard loan underwriting policies and practices. Due to the need to obtain updated borrower and guarantor financial information, collateral information or to prepare revised loan documentation, loans in the process of renewal may appear as past due because the information needed to underwrite a renewal of the loan is not available to us prior to the maturity date of the loan. At times, short-term administrative extensions, which are typically 90 days in duration, are granted to facilitate proper underwriting. In general, loan modifications are subject to a risk-adjusted pricing analysis.

When appropriate, we evaluate loan extensions or modifications in accordance with ASC 310-40 and related federal regulatory guidance concerning TDRs and the FFIEC workout guidance to determine the required treatment for nonaccrual status and risk classification purposes. In general, if we grant a loan modification or extension that involves either the absence of principal amortization (other than for revolving lines of credit which are customarily granted on interest-only terms), or if we grant a material extension of an existing loan amortization period in excess of our underwriting standards, the loan will be placed on nonaccrual status and impairment testing conducted to determine whether a specific valuation allowance or loss classification / charge-off is required. If the loan is well secured by an abundance of collateral and the collectability of both interest and principal is probable, the loan may remain on accrual status, but it will be classified as a TDR due to the concession made in the loan principal amortization payment component. A loan in full compliance with the payment requirements specified in a loan modification will not be considered as past due, but may nonetheless be placed on nonaccrual status or be classified as a TDR, as appropriate under the circumstances.

In accordance with the FFIEC Prudent Commercial Real Estate Loan Accommodations and Workouts guidance, the Company will restructure a note into two separate notes (A/B structure), charging off the entire B portion of the note. The A note is structured with appropriate loan-to-value and cash flow coverage ratios that provide for a high likelihood of repayment. The A note is classified as a nonperforming note until the borrower has displayed a historical payment performance for a reasonable time prior to and subsequent to the restructuring. A period of sustained repayment for at least six months generally is required to return the note to accrual status provided that management has determined that the performance is reasonably expected to continue. The A note will be classified as a restructured note (either performing or nonperforming) through the calendar year of the restructuring that the historical payment performance has been established.

Troubled Debt Restructurings

The Company had no TDRs at December 31, 2022 and 2021. Section 4013 of the CARES Act provides that a qualified loan modification is exempt by law from classification as a TDR pursuant to US GAAP. In addition, the Revised Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working With Customers Affected by the Coronavirus ("OCC Bulletin 2020-50") provides more limited circumstances in which a loan modification is not subject to classification as a TDR and also defined the circumstances where the borrower's loan is reported as current on loan payments. Pursuant to these new capabilities, we developed several loan forbearance programs to assist borrowers with managing cash flows disrupted due to COVID-19.

Risk Classification of Loans

Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets, or designated as special mention.

A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The risk-rating guidance published by the OCC clarifies that a loan with a well-defined weakness does not have to present a probability of default for the loan to be rated substandard, and that an individual loan's loss potential does not have to be distinct for the loan to be rated substandard. An asset classified as doubtful has all the weaknesses inherent in one classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted; such balances are promptly charged-off as required by applicable federal regulations. A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Based on a review of our loans at December 31, 2022, classified loans consisted of $4.4 million of Substandard loans on accrual status, including a single $3.8 million Chicago, Illinois MSA commercial asset-based line of credit, and $1.4 million of loans placed on nonaccrual status. As of December 31, 2022, we had $1.5 million of loans designated as Special Mention.

Allowance for Loan Losses

We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, we consider past and current loss experience, trends in nonaccrual loans, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from the estimates as more information becomes available or events change.

We provide for loan losses based on the allowance method. Accordingly, all loan losses are charged to the related allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to income based on various factors that, in our judgment, deserve current recognition in estimating probable incurred credit losses. We review the loan portfolio on an ongoing basis and make provisions for loan losses on a quarterly basis to maintain the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The allowance for loan losses consists of two components:

- specific allowances established for any impaired residential non-owner occupied mortgage, multi-family mortgage, nonresidential real estate, construction and land, commercial loans and leases for which the recorded investment in the loan exceeds the measured value of the loan; and

- general allowances for loan losses for each loan class based on historical loan loss experience; and adjustments to historical loss experience (general allowances), maintained to cover uncertainties that affect our estimate of probable incurred credit losses for each loan class.

The adjustments to historical loss experience are based on our evaluation of several factors, including levels of, and trends in, past due and classified loans; levels of, and trends in, charge-offs and recoveries; trends in volume and terms of loans, including any credit concentrations in the loan portfolio; experience, and ability of lending management and other relevant staff; and national and local economic trends and conditions.

We evaluate the allowance for loan losses based upon the combined total of the specific and general components. Generally, when the loan portfolio increases, absent other factors, the allowance for loan loss methodology results in a higher dollar amount of estimated probable incurred credit losses than would be the case without the increase. Conversely, when the loan portfolio decreases, absent other factors, the allowance for loan loss methodology generally results in a lower dollar amount of estimated probable losses than would be the case without the decrease.

We review our loan portfolio on an ongoing basis to determine whether any loans require classification and impairment testing in accordance with applicable regulations and accounting principles. When we classify loans as either substandard or doubtful and in certain other cases, we review the collateral and future cash flow projections to determine if a specific reserve is necessary. The allowance for loan losses represents amounts that have been established to recognize incurred credit losses in the loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. When we classify problem loans as loss, we charge-off such amounts.

Our calculation of the general component of the allowance for loan losses includes the FASB disclosure requirement that each loan portfolio category must be segmented into specific loan classes (FASB Standards Update 2010-20 (ASU 210-20), "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses"). Loan class segmentation tables are presented in Note 4 of the "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K. To maintain consistency, the loan class segmentation was also applied within the 12-quarter loss history that we use to calculate the general component of the allowance for loan losses, inherent risk factor weightings were adjusted based on our evaluation of their relevance to the new loan classes, and duplicative historical loss factors were eliminated from the loan class segmentation.

While we use the best information available to make evaluations, future adjustments to the allowance may become necessary if conditions differ substantially from the information that we used in making the evaluations. Our determinations as to the risk classification of our loans and the amount of our allowance for loan losses are subject to review by our regulatory agencies, which can require that we establish additional loss allowances.

Net Charge-offs and Recoveries

The following table sets forth activity in our allowance for loan losses.

	At or For the Years Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Balance at beginning of year	$ 6,715	$ 7,751	$ 7,632
Charge-offs			
One-to-four family residential real estate	(76)	(3)	(9)
Nonresidential real estate	(192)	(7)	—
Commercial loans and leases	(156)	(93)	—
Consumer	(61)	(29)	(62)
	(485)	(132)	(71)
Recoveries			
One-to-four family residential real estate	11	211	37
Multi-family mortgage	20	33	94
Nonresidential real estate	4	—	—
Commercial loans and leases	20	90	4
Consumer	16	2	—
	71	336	135
Net (charge-offs) recoveries	(414)	204	64
Provision for (recovery of) loan losses	1,828	(1,240)	55
Balance at end of year	$ 8,129	$ 6,715	$ 7,751
Ratios			
Total net (charge-offs) recoveries to average loans outstanding	(0.04)%	0.02%	0.01%
Net (charge-offs) recoveries to average loans outstanding by portfolio:			
One-to-four family residential real estate	(0.25)%	0.59%	0.06%
Multi-family mortgage	—%	0.01%	0.02%
Nonresidential real estate	(0.17)%	(0.01)%	—%
Commercial loans and leases	(0.03)%	—%	—%
Consumer	(2.83)%	(1.49)%	(3.19)%

We recorded a provision for loan losses of $1.8 million in 2022, compared to a recovery of loan losses of $1.2 million in 2021. The provision for or recovery of loan losses is a function of the allowance for loan loss methodology that we use to determine the appropriate level of the allowance for inherent loan losses after net charge-offs have been deducted. The portion of the allowance for loan losses attributable to loans collectively evaluated for impairment increased $1.4 million, or 21.6%, to $8.1 million at December 31, 2022 from $6.7 million at December 31, 2021. There was no reserve established for loans individually evaluated for impairment at December 31, 2022, compared to a reserve of $30,000 at December 31, 2021. Net charge-offs were $414,000 for the year ended December 31, 2022 compared to net recoveries of $204,000 for the year ended December 31, 2021.

A loan balance is classified as a loss and charged-off when it is confirmed that there is no readily apparent source of repayment for the portion of the loan that is classified as loss. Confirmation can occur upon the receipt of updated third-party appraisal valuation information indicating that there is a low probability of repayment upon sale of the collateral, the final disposition of collateral where the net proceeds are insufficient to pay the loan balance in full, our failure to obtain possession of certain consumer-loan collateral within certain time limits specified by applicable federal regulations, the conclusion of legal proceedings where the borrower's obligation to repay is legally discharged (such as a Chapter 7 bankruptcy proceeding), or when it appears that further formal collection procedures are not likely to result in net proceeds in excess of the costs to collect.

Allocation of Allowance for Loan Losses

The following table sets forth our allowance for loan losses allocated by loan category. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,								
	2022			2021			2020		
	Allowance for Loan Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Balances by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)								
One-to-four family residential ...	$ 281	$ 23,094	1.87%	$ 331	$ 30,133	2.87%	$ 518	$ 41,691	4.13%
Multi-family mortgage.....	4,013	536,295	43.49	3,377	426,136	40.56	4,062	452,241	44.78
Nonresidential real estate....	1,234	119,660	9.70	1,311	103,172	9.82	1,569	108,658	10.76
Construction and land	4	160	0.01	—	—	—	12	499	0.05
Commercial loans and leases	2,548	552,494	44.80	1,652	489,512	46.59	1,536	405,057	40.10
Consumer	49	1,584	0.13	44	1,685	0.16	54	1,812	0.18
	$ 8,129	$ 1,233,287	100.00%	$ 6,715	$ 1,050,638	100.00%	$ 7,751	$ 1,009,958	100.00%

Sources of Funds

Deposits. At December 31, 2022, our deposits totaled $1.375 billion. Interest-bearing deposits totaled $1.094 billion and noninterest-bearing demand deposits totaled $280.6 million. NOW, savings and money market accounts totaled $907.8 million. At December 31, 2022, we had $186.5 million of certificates of deposit outstanding, of which $129.8 million had maturities of one year or less. Although a significant portion of our certificates of deposit are shorter-term certificates of deposit, we believe, based on historical experience and our current pricing strategy, that we will retain a significant portion of the non-brokered accounts upon maturity.

The following table sets forth the distribution of total deposit accounts, by account type.

	Years Ended December 31,					
	2022			2021		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Noninterest-bearing demand:						
Retail	$ 157,210	10.96%	—%	$ 153,398	10.72%	—%
Commercial	158,625	11.05	—	170,431	11.91	—
Total noninterest-bearing demand	315,835	22.01	—	323,829	22.63	—
Savings deposits	206,009	14.35	0.10	193,481	13.52	0.06
Money market accounts................	323,312	22.53	0.41	321,189	22.44	0.14
Interest-bearing NOW accounts ...	395,599	27.56	0.31	366,044	25.58	0.14
Certificates of deposit..................	194,458	13.55	0.47	226,602	15.83	0.51
	$ 1,435,213	100.00%		$ 1,431,145	100.00%	

The following table sets forth certificates of deposit by time remaining until maturity at December 31, 2022:

	Maturity									
	3 Months or Less		Over 3 to 6 Months		Over 6 to 12 Months		Over 12 Months		Total	
	(In thousands)									
Certificates of deposit less than $250,000	$	37,939	$	27,432	$	47,904	$	49,286	$	162,561
Certificates of deposit of $250,000 or more		8,880		2,542		5,100		7,441		23,963
Total certificates of deposit	$	46,819	$	29,974	$	53,004	$	56,727	$	186,524

At December 31, 2022 and 2021 we have $304.6 million and $359.8 million of uninsured deposits; our only uninsured deposits are those in excess of the FDIC insurance limits of $250,000.

Borrowings Outstanding. In 2021, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and accredited investors pursuant to which the Company sold and issued $20.0 million in aggregate principal amount of its 3.75% Fixed-to-Floating Rate Subordinated Notes due May 15, 2031.

At December 31, 2022 we had no FHLB advances, compared to $5.0 million of FHLB advances at zero interest rate at December 31, 2021.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements and the related notes have been prepared in conformity with US GAAP, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation, if any, is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates can have a greater impact on performance than the effects of inflation.

Management of Interest Rate Risk

Qualitative Analysis. A significant form of market risk is interest rate risk. Interest rate risk results from timing differences in the maturity or repricing of our assets, liabilities and off-balance-sheet contracts (*i.e.,* forward loan commitments), the effect of loan prepayments and deposit withdrawals, the difference in the behavior of lending and funding rates arising from the use of different indices and "yield curve risk" arising from changing rate relationships across the spectrum of maturities for constant or variable credit risk investments. In addition to directly affecting net interest income, changes in market interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable-rate loans, the volume of loan prepayments and refinancings, the carrying value of investment securities classified as available-for-sale and the flow and mix of deposits.

The general objective of our interest rate risk management is to determine the appropriate level of risk given our business strategy and then manage that risk in a manner that is consistent with our policy to reduce, to the extent possible, the exposure of our net interest income to changes in market interest rates. Our Asset/Liability Management Committee ("ALCO"), which consists of certain members of senior management, evaluates the interest rate risk inherent in certain assets and liabilities, our operating environment and capital and liquidity requirements, and modifies our lending, investing and deposit gathering strategies accordingly. The Board of Directors then reviews the ALCO's activities and strategies, the effect of those strategies on our net interest margin, and the effect that changes in market interest rates would have on the economic value of our loan and securities portfolios as well as the intrinsic value of our deposits and borrowings.

We actively evaluate interest rate risk in connection with our lending, investing and deposit activities. We emphasize the origination of multi-family residential real estate loans, nonresidential real estate loans, commercial loans, commercial equipment leases and other asset finance transactions. These assets generally feature repricing periods of five years or less and amortizing principal payments, resulting in greater liquidity due to shorter effective durations, including the effects of loan prepayments. Further, we primarily invest in shorter-duration securities, which generally have lower yields compared to longer-term investments. Shortening the average maturity of our interest-earning assets by increasing our investments in shorter-term loans and securities, as well as credit exposures with variable rates of interest or short-duration scheduled repayment terms, helps to better match the maturities and interest rates of our assets and liabilities, thereby reducing the exposure of our net interest income to changes in market interest rates. Finally, we have classified our entire investment portfolio as available-for-sale to provide flexibility in liquidity management.

We utilize a combination of analyses to monitor the Bank's exposure to changes in interest rates. The economic value of equity analysis is a model that estimates the change in net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance-sheet contracts. In calculating changes in NPV, we assume estimated loan prepayment rates, reinvestment rates and deposit decay rates that seem most likely based on historical experience during prior interest rate changes.

Our net interest income analysis utilizes the data derived from the dynamic GAP analysis, described below, and applies several additional elements, including actual interest rate indices and margins, contractual limitations such as interest rate floors and caps and the U.S. Treasury yield curve as of the balance sheet date. In addition, we apply consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred instantaneously. Net interest income analysis also adjusts the dynamic GAP repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts.

Our dynamic GAP analysis determines the relative balance between the repricing of assets and liabilities over multiple periods of time (ranging from overnight to five years). Dynamic GAP analysis includes expected cash flows from loans and mortgage-backed securities, applying prepayment rates based on the differential between the current interest rate and the market interest rate for each loan and security type. This analysis identifies mismatches in the timing of asset and liability repricing but does not necessarily provide an accurate indicator of interest rate risk because it omits the factors incorporated into the net interest income analysis.

Quantitative Analysis. The following table sets forth, as of December 31, 2022, the estimated changes in the Bank's NPV and net interest income that would result from the designated instantaneous parallel shift in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

| Change in Interest Rates (basis points) | Estimated Decrease in NPV | | Increase in Estimated Net Interest Income | |
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
+400	$ (42,664)	(16.09)%	$ 721	1.23%
+300	(23,452)	(8.84)	664	1.14
+200	(10,913)	(4.12)	565	0.97
+100	(3,033)	(1.14)	440	0.75
0				
-100	(4,577)	(1.73)	403	0.69

The table set forth above indicates that at December 31, 2022, in the event of an immediate 100 basis point decrease in interest rates, the Bank would be expected to experience a 1.73% decrease in NPV and a $403,000 increase in net interest income. In the event of an immediate 200 basis point increase in interest rates, the Bank would be expected to experience a 4.12% decrease in NPV and a $565,000 increase in net interest income. This data does not reflect any actions that we may undertake in response to changes in interest rates, such as changes in rates paid on certain deposit accounts based on local competitive factors, which could reduce the actual impact on NPV and net interest income, if any.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV and net interest income requires that we make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The NPV and net interest income table presented above assumes that the composition of our interest-rate-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and, accordingly, the data does not reflect any actions that we may undertake in response to changes in interest rates, such as changes in rates paid on certain deposit accounts based on local competitive factors. The table also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Accordingly, although the NPV and net interest income table provides an indication of our sensitivity to interest rate changes at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Liquidity Management

Liquidity Management – Bank. The overall objective of our liquidity management is to ensure the availability of sufficient cash funds to meet all financial commitments and to take advantage of investment opportunities. We manage liquidity in order to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

Our primary sources of funds are deposits, principal and interest payments on loans and securities, and, to a lesser extent, wholesale borrowings, the proceeds from maturing securities and short-term investments, and the proceeds from the sales of loans and securities. The scheduled amortizations of loans and securities, as well as proceeds from borrowings, are predictable sources of funds. Other funding sources, however, such as deposit inflows, mortgage prepayments and mortgage loan sales are greatly influenced by market interest rates, economic conditions and competition.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in the Consolidated Statements of Cash Flows in our Consolidated Financial Statements. Our primary investing activities are the origination for investment of multi-family mortgage loans, nonresidential real estate loans, commercial loans and leases and the purchase of investment securities and mortgage-backed securities. During the years ended December 31, 2022 and 2021, our loans originated or purchased for investment (including draws on lines of credit) totaled $1.252 billion and $879.1 million, respectively. Purchases of securities totaled $136.1 million and $79.1 million for the years ended December 31, 2022 and 2021, respectively. These activities were funded primarily by principal repayments on loans and securities.

During the years ended December 31, 2022 and 2021, principal repayments on loans (including repayments on lines of credit) totaled $1.068 billion and $834.0 million, respectively. During the years ended December 31, 2022 and 2021, principal repayments on securities totaled $1.0 million and $1.8 million, respectively. During the years ended December 31, 2022 and 2021, proceeds from maturities of securities totaled $2.9 million and $20.2 million, respectively. There were no sales of loans or securities during the year ended December 31, 2022.

Loan origination commitments totaled $24.5 million at December 31, 2022, and consisted of $14.4 million of fixed-rate loans and $10.1 million of adjustable-rate loans. Unused lines of credit and standby letters of credit granted to customers totaled $129.6 million and $7.6 million, respectively, at December 31, 2022. At December 31, 2022, there were no commitments to sell mortgages.

Deposit flows are generally affected by the level of market interest rates, the interest rates and other terms and conditions on deposit products offered by our banking competitors, and other factors, including government fiscal stimulus payments to households and businesses. We had net deposit decrease of $113.5 million for the year ended December 31, 2022 and an increase of $94.9 million for the year ended December 31, 2021. Certificates of deposit that are scheduled to mature in one year or less at December 31, 2022 totaled $129.8 million.

We anticipate that we will have sufficient funds available to meet current loan commitments and lines of credit and maturing certificates of deposit that are not renewed or extended. We generally remain fully invested and may utilize additional sources of funds through FHLB advances, of which none were outstanding at December 31, 2022. At December 31, 2022, we had the ability to borrow an additional $372.2 million under our credit facilities with the FHLB. We also have the ability to pledge U.S. Treasury Notes and U.S. government-sponsored agencies of $198.7 million for FHLB advances. Finally, at December 31, 2022, we had a line of credit available with the FRB. At December 31, 2022, there was no outstanding balance on this credit line.

Liquidity Management - Company. The liquidity needs of the Company on an unconsolidated basis consist primarily of operating expenses, dividends to stockholders and stock repurchases. The primary sources of liquidity for the Company currently are $8.5 million of cash and cash equivalents and any cash dividends it may receive from the Bank. In 2020, the Company established a $5.0 million unsecured line of credit with a correspondent bank. Interest is payable at a rate of Prime Rate as published in the Wall Street Journal minus 0.75%, with a minimum rate of 2.40%. The line of credit has been extended since its original maturity date and the current maturity date is March 30, 2023. The line of credit had no outstanding balance at December 31, 2022. The Company issued $20.0 million of subordinated notes in April of 2021.

During 2022, we paid $4.9 million to repurchase shares of our common stock and paid $5.2 million in cash dividends to stockholders, using dividends received from the Bank.

As of December 31, 2022, we were not aware of any known trends, events or uncertainties that had, or were reasonably likely to have, a material impact on our liquidity. As of December 31, 2022, we had no other material commitments for capital expenditures.

Capital Management

Capital Management - Bank. The overall objectives of our capital management are to ensure the availability of sufficient capital to support loan, deposit and other asset and liability growth opportunities and to maintain capital to absorb unforeseen losses or write-downs that are inherent in the business risks associated with the banking industry. We seek to balance the need for higher capital levels to address such unforeseen risks and the goal to achieve an adequate return on the capital invested by our stockholders.

The Bank is subject to regulatory capital requirements administered by the federal banking agencies. The capital adequacy guidelines and prompt corrective action regulations, involve the quantitative measurement of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. The failure to meet minimum capital requirements can result in regulatory actions. The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective in 2015. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital.

In addition, the federal banking agencies have developed a "Community Bank Leverage Ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies must set the minimum capital for the new Community Bank Leverage Ratio at not less than 8% and not more than 10%. A banking organization that had a leverage ratio of 9% or greater and met certain other criteria could elect to use the Community Bank Leverage Ratio framework A financial institution can elect to be subject to this new definition, and opt-out of this new definition, at any time. As a qualifying community bank, we elected to be subject to this definition beginning in the second quarter of 2020. As of December 31, 2022, the Bank's Community Bank Leverage Ratio was 10.31%.

The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized institutions require regulatory approval to accept brokered deposits. If undercapitalized, a financial institution's capital distributions, asset growth and expansion are limited, and the submission of a capital restoration plan is required.

The Company and the Bank have each adopted Regulatory Capital Policies that target a Tier 1 leverage ratio of at least 7.5% and a total risk-based capital ratio of at least 10.5% at the Bank. The minimum capital ratios set forth in the Regulatory Capital Policies will be increased and other minimum capital requirements will be established if and as necessary. In accordance with the Regulatory Capital Policies, the Bank will not pursue any acquisition or growth opportunity, declare any dividend or conduct any stock repurchase that would cause the Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the targeted minimum capital levels or the capital levels required for capital adequacy plus the capital conservation buffer (" CCB"). The minimum CCB is 2.5%. As of December 31, 2022 the Bank was well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's prompt corrective action capitalization category.

Capital Management - Company. Total stockholders' equity was $151.7 million at December 31, 2022, compared to $157.5 million at December 31, 2021. The decrease in total stockholders' equity was primarily due to a $6.2 million increase, net of tax, of accumulated other comprehensive loss on our securities portfolio, the impact of our repurchase of 485,888 shares of our common stock at a total cost of $4.9 million, and our declaration and payment of cash dividends totaling $5.2 million, during the year ended December 31, 2022. These items were partially offset by net income of $10.5 million that we recorded for the year ended December 31, 2022.

Cash Dividends. Our Board of Directors declared four quarterly cash dividends totaling $5.2 million during 2022, consisting of a cash dividend of $0.10 per share for each quarter of 2022.

Stock Repurchase Program. As of December 31, 2022, the Company had repurchased 7,803,659 shares of its common stock out of the 7,942,771 shares of common stock authorized under the current share repurchase authorization, as amended and extended from time to time. Pursuant to the current share repurchase authorization, there were 139,112 shares of common stock authorized for repurchase as of December 31, 2022. On January 26, 2023, we extended the expiration date of the Company's share repurchase authorization from April 28, 2023 to July 15, 2023, and increased the total number of shares currently authorized for repurchase under the Share Repurchase Program to 264,112 shares.

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that the most critical accounting policies upon which our financial condition and results of operation depend, and which involve the most complex subjective decisions or assessments, are as follows:

Allowance for Loan Losses. Arriving at an appropriate level of allowance for loan losses ("ALLL") involves a high degree of judgment. Our ALLL provides for probable incurred losses based upon evaluations of known and inherent risks in the loan portfolio. We review the level of the allowance on a quarterly basis and establish the provision for loan losses based upon historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors to assess the adequacy of the ALLL. Among the material estimates that we must make to establish the allowance are loss exposure at default; the amount and timing of future cash flows on affected loans; the value of collateral; and a determination of loss factors to be applied to the various elements of the loan portfolio. All of these estimates are susceptible to significant change. Although we believe that we use the best information available to us to establish the allowance for loan losses, future adjustments to the allowance may be necessary and the Company's results of operations could be adversely affected if borrower financial, collateral valuation or economic conditions differ substantially from the information and assumptions used in making the evaluation. While management believes it has established the allowance for loan losses in conformity with US GAAP, our regulators, in reviewing the loan portfolio, may request us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted without uncertainty, the existing allowance for loan losses may not be adequate or increases may be necessary should the quality of any loans or leases deteriorate as a result of the factors discussed above. Any material increase in the ALLL would adversely affect the Company's financial condition and results of operations.

The Company used the incurred loss method to determine its allowance for loan losses in 2022 and 2021. The Company's incurred loss method is a multi-variate model that includes the consideration of historical loss experience and several objective data including levels of, and trends in, past due and classified loans; levels of, and trends in, charge–offs and recoveries; the volume of loans by product type and terms of loans, including any credit concentrations in the loan portfolio and various national and local economic data, trends and conditions. In addition, pursuant to the incurred loss method, we evaluate credit environmental factors including changes in underwriting standards, market conditions affecting the valuation of collateral, the ability to enforce loan documents and collateral liens upon default via judicial process, and the experience and ability of lending management and other relevant staff. Given the scope and breadth of the analysis and the interrelationships of data elements, it is not possible to quantify the impact on the ALLL based on changes in specific individual inputs.

Beginning in 2023, the Company will be subject to the ASC 326 CECL accounting standard to determine an appropriate level of allowance for credit losses (ACL), which utilizes a model incorporating similar elements as the incurred loss method previously in use, but also new factors including, but not limited to, the amount of total loan commitments, the duration of the loans in the loan portfolio based on maturity dates, estimated cash flows from scheduled loan payments and prepayments, economic forecasts and other factors.

Income Taxes. We consider accounting for income taxes a critical accounting policy due to the subjective nature of certain estimates that are involved in the calculation. We use the asset/liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Under GAAP, a deferred tax asset valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is dependent upon judgments made following management's periodic evaluation of all available positive and negative evidence, including prior pre-tax losses and the events or conditions that caused them, forecasts of future taxable income, and current and future economic and business conditions.

As of December 31, 2022, we had an NOL carryforward for Illinois, which begins to expire in 2031 and fully expires in 2033 pursuant to changes to Illinois law enacted in 2021. In 2022 and 2021, we exceeded our Business Plan projection for purposes of deferred tax asset utilization analysis. Based on our long-term business plan projections, we expect that we will fully utilize the Illinois NOL carryforward before it expires in 2033. We also performed a stress analysis of our projections as the key known variable in our analysis and determined that we fully utilize the Illinois NOL carryforward by 2033. Based on our 2022 and 2021 business plan performance, we concluded it is more likely than not that we will be able to achieve the business plan performance required to fully utilize the Illinois NOL carryforward by 2033.

ITEM 7A.   <u>QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK</u>

For information regarding market risk see Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Management of Interest Rate Risk."

ITEM 8.   <u>FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA</u>


REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING


Management of BankFinancial Corporation is responsible for establishing and maintaining effective internal control over financial reporting.

Management evaluates the effectiveness of internal control over financial reporting and tests for reliability of recorded financial information through a program of ongoing internal audits. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the Company's internal control over financial reporting as of December 31, 2022, as required by Section 404 of the Sarbanes-Oxley Act of 2002, based on the criteria for effective internal control over financial reporting described in the "2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission." Based on this assessment, management concludes that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

/s/ F. Morgan Gasior	/s/ Paul A. Cloutier
F. Morgan Gasior	Paul A. Cloutier
Chairman of the Board, Chief Executive Officer and President	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of BankFinancial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition BankFinancial Corporation and Subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses-General Component Adjustments

As described in Notes 1 and 4 to the consolidated financial statements, the allowance for loan losses is established through a provision for loan losses and represents an amount which, in management's judgement, will be adequate to absorb losses in the loan portfolio. The Company's allowance for loan losses balance was $8.1 million at December 31, 2022 and consists entirely of a general component. Management estimates the allowance based on loan losses believed to be inherent in the Company's loan portfolio at the balance sheet date. A specific component is established for any impaired residential non-owner occupied mortgage, multi-family mortgage, nonresidential real estate, construction and land, commercial, and commercial lease loans for which the recorded investment in the loan exceeds the measured value of the loan. Management develops the general component based on historical loan loss experience and adjustments for factors not reflected in the historical loss experience. Historical loss ratios are measured on a weighted, rolling twelve-quarter basis. The adjustments used by the Company include factors specific to the loan class, such as levels of, and trends in, past due and classified loans; levels of, and trends in, charge-offs and recoveries; trends in volume and terms of loans, including any credit concentrations in the loan portfolio; experience and ability of lending management and other relevant staff; and national and local economic trends and conditions. The adjustments require a significant amount of judgment by management and involve a high degree of estimation uncertainty.

We identified the adjustments to historical losses in the allowance for loan losses as a critical audit matter as auditing the underlying adjustments required significant auditor judgment as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

Our audit procedures related to the adjustments to historical losses in the allowance for loan losses included the following, among others:

- We obtained an understanding of the relevant controls related to the allowance for loan losses and tested such controls for design and operating effectiveness, including controls related to management's establishment, review and approval of the adjustments, and the completeness and accuracy of data used in determining the adjustments.
- We tested the completeness and accuracy of data used by management in determining the adjustments by agreeing them to internal and external source data.
- We evaluated the appropriateness of management's methodology for estimating the allowance for loan losses by evaluating the magnitude and directional consistency of changes, or lack thereof, in the level of adjustments as compared to underlying internal and external information sources.
- We agreed management's adjustments to historical loss information to the allowance for loan losses calculation.

/s/ RSM LLP

We have served as the Company's auditor since 2019

Chicago, Illinois
March 9, 2023

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except share and per share data)

	December 31,	
	2022	**2021**
Assets		
Cash and due from other financial institutions	$ 12,046	$ 9,095
Interest-bearing deposits in other financial institutions	54,725	493,067
Cash and cash equivalents	66,771	502,162
Securities, at fair value	210,338	85,694
Loans receivable, net of allowance for loan losses: December 31, 2022, $8,129 and December 31, 2021, $6,715	1,226,743	1,044,207
Foreclosed assets, net	476	725
Stock in Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB"), at cost	7,490	7,490
Premises and equipment, net	24,956	25,043
Accrued interest receivable	7,338	4,648
Bank-owned life insurance	18,815	19,129
Deferred taxes	5,175	2,762
Other assets	7,035	8,822
Total assets	$ 1,575,137	$ 1,700,682
Liabilities		
Deposits		
Noninterest-bearing	$ 280,625	$ 342,185
Interest-bearing	1,094,309	1,146,246
Total deposits	1,374,934	1,488,431
Borrowings	—	5,000
Subordinated notes, net of unamortized issuance costs	19,634	19,590
Advance payments by borrowers for taxes and insurance	8,674	7,993
Accrued interest payable and other liabilities	20,224	22,202
Total liabilities	1,423,466	1,543,216
Commitments and contingent liabilities		
Stockholders' equity		
Preferred stock, $0.01 par value, 25,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized; 12,742,597 shares issued at December 31, 2022 and 13,228,485 shares issued at December 31, 2021	127	132
Additional paid-in capital	85,848	90,709
Retained earnings	71,808	66,545
Accumulated other comprehensive income	(6,112)	80
Total stockholders' equity	151,671	157,466
Total liabilities and stockholders' equity	$ 1,575,137	$ 1,700,682

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	For the years ended December 31,	
	2022	**2021**
Interest and dividend income		
Loans, including fees	$ 48,562	$ 45,188
Securities	2,658	232
Other	4,076	1,146
Total interest income	55,296	46,566
Interest expense		
Deposits	3,687	2,227
Subordinated notes	794	567
Total interest expense	4,481	2,794
Net interest income	50,815	43,772
Provision for (recovery of) loan losses	1,828	(1,240)
Net interest income after provision for (recovery of) loan losses	48,987	45,012
Noninterest income		
Deposit service charges and fees	3,271	3,184
Loan servicing fees	590	731
Mortgage brokerage and banking fees	38	35
Trust and insurance commissions and annuities income	1,153	1,136
(Loss) earnings on bank-owned life insurance	(39)	114
Bank-owned life insurance death benefit	446	—
Other	517	489
Total noninterest income	5,976	5,689
Noninterest expense		
Compensation and benefits	21,576	22,638
Office occupancy and equipment	7,981	7,524
Advertising and public relations	690	742
Information technology	3,566	3,083
Professional fees	1,292	1,336
Supplies, telephone, and postage	1,393	1,615
FDIC insurance premiums	467	478
Other	4,163	3,527
Total noninterest expense	41,128	40,943
Income before income taxes	13,835	9,758
Income tax expense	3,341	2,348
Net income	$ 10,494	$ 7,410
Basic and diluted earnings per common share	$ 0.80	$ 0.53
Basic and diluted weighted average common shares outstanding	13,071,742	14,031,198

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

| | For the years ended December 31, | |
	2022	2021
Net income	$ 10,494	$ 7,410
Unrealized holding loss on securities arising during the period	(8,370)	(182)
Tax effect	2,178	49
Comprehensive loss, net of tax	(6,192)	(133)
Comprehensive income	$ 4,302	$ 7,277

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except shares and per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2021	$ 148	$ 107,815	$ 64,754	$ 213	$ 172,930
Net income	—	—	7,410	—	7,410
Other comprehensive loss, net of tax effect	—	—	—	(133)	(133)
Repurchase and retirement of common stock (1,541,280 shares)	(16)	(17,106)	—	—	(17,122)
Cash dividends declared on common stock ($0.40 per share)	—	—	(5,619)	—	(5,619)
Balance at December 31, 2021	$ 132	$ 90,709	$ 66,545	$ 80	$ 157,466
Net income	—	—	10,494	—	10,494
Other comprehensive loss, net of tax effect	—	—	—	(6,192)	(6,192)
Repurchase and retirement of common stock (485,888 shares)	(5)	(4,861)	—	—	(4,866)
Cash dividends declared on common stock ($0.40 per share)	—	—	(5,231)	—	(5,231)
Balance at December 31, 2022	$ 127	$ 85,848	$ 71,808	$ (6,112)	$ 151,671

See accompanying notes to the consolidated financial statements

BANKFINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the years ended December 31,	
	2022	2021
Cash flows from operating activities		
Net income	$ 10,494	$ 7,410
Adjustments to reconcile to net income to net cash from operating activities		
Provision for (recovery of) loan losses	1,828	(1,240)
Depreciation and amortization	1,262	2,072
Net change in net deferred loan origination costs	(1,301)	87
Loss (gain) on sale of foreclosed assets	22	(24)
Foreclosed assets valuation adjustments	31	420
Loss (earnings) on bank-owned life insurance	39	(114)
Net change in:		
Deferred income tax	(237)	28
Accrued interest receivable	(2,690)	(703)
Other assets	1,822	1,130
Accrued interest payable and other liabilities	(1,978)	(1,298)
Net cash from operating activities	9,292	7,768
Cash flows used in investing activities		
Securities		
Proceeds from maturities	2,888	20,230
Proceeds from principal repayments	1,018	1,780
Purchases of securities	(136,071)	(79,124)
Net increase in loans receivable	(183,925)	(40,190)
Loan participation purchased	—	(5,000)
Bank-owned life insurance death benefit	275	—
Proceeds from sale of foreclosed assets	987	3,509
Purchase of premises and equipment, net	(1,944)	(2,335)
Net cash used in investing activities	(316,772)	(101,130)
Cash flows (used in) from financing activities		
Net change in:		
Deposits	(113,497)	94,887
Borrowings	(5,000)	1,000
Advance payments by borrowers for taxes and insurance	681	(677)
Proceeds from issuance of subordinated notes	—	20,000
Costs paid for issuance of subordinated notes	—	(441)
Repurchase and retirement of common stock	(4,866)	(17,122)
Cash dividends paid on common stock	(5,231)	(5,619)
Net cash (usied in) from financing activities	(127,913)	92,028
Net change in cash and cash equivalents	(435,393)	(1,334)
Beginning cash and cash equivalents	502,162	503,496
Ending cash and cash equivalents	$ 66,769	$ 502,162
Supplemental disclosures of cash flow information:		
Interest paid	$ 4,468	$ 2,708
Income taxes paid	3,518	3,416
Income taxes refunded	(8)	—
Loans transferred to foreclosed assets	791	4,473
Due to broker	—	4,936
Recording of right of use asset in exchange for lease obligations in other assets and other liabilities	—	866

See accompanying notes to the consolidated financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: BankFinancial Corporation, a Maryland corporation headquartered in Burr Ridge, Illinois, is the owner of all of the issued and outstanding capital stock of BankFinancial, National Association (the "Bank"). BankFinancial Corporation is a registered Bank Holding Company and its wholly-owned bank subsidiary is operating as BankFinancial, National Association.

Principles of Consolidation: The consolidated financial statements include the accounts of and transactions of BankFinancial Corporation, the Bank, and the Bank's wholly-owned subsidiaries, Financial Assurance Services, Inc. and BFIN Asset Recovery Company, LLC (formerly BF Asset Recovery Corporation) (collectively, "the Company") and have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). All significant intercompany accounts and transactions have been eliminated. The Company's revenues, operating income, and assets are primarily from the banking industry. To supplement loan originations, the Company purchases loans. The loan portfolio is concentrated in loans that are primarily secured by real estate.

Use of Estimates: The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates and assumptions are based on the best available information, actual information, and actual results could differ from those estimates.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosures through the date the consolidated financial statements included in this Annual Report on Form 10-K were issued.

Interest-bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions maturing in less than 90 days are carried at cost.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions maturing in less than 90 days, and daily federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, borrowings, and advance payments by borrowers for taxes and insurance.

Securities: Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are based on the amortized cost of the security sold. Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In determining if losses are other-than-temporary, management considers: (1) the length of time and extent that fair value has been less than cost or adjusted cost, as applicable, (2) the financial condition and near term prospects of the issuer, and (3) whether the Company has the intent to sell the debt security or it is more likely than not that the Company will be required to sell the debt security before the anticipated recovery.

Securities also include investments in certificates of deposit with maturities of greater than 90 days. These certificates of deposit are placed with insured institutions for varying maturities and amounts that are fully insured by the Federal Deposit Insurance Corporation ("FDIC").

Federal Home Loan Bank ("FHLB") Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Federal Reserve Bank ("FRB") Stock: The Bank is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans and Loan Income: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of the allowance for loan losses, premiums and discounts on loans purchased, and net deferred fees and loan costs. Interest income on loans is recognized in income over the term of the loan based on the amount of principal outstanding.

Premiums and discounts associated with loans purchased are amortized over the contractual term of the loan using the level–yield method. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income is reported on the interest method. Interest income is generally discontinued at the earlier of when a loan is 90 days past due or when we do not expect to receive full payment of interest or principal. Past due status is based on the contractual terms of the loan.

All interest accrued but not received for loans that have been placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash–basis or cost–recovery method until qualifying for return to accrual status. Once a loan is placed on nonaccrual status, the borrower must generally demonstrate at least six months of payment performance before the loan is eligible to return to accrual status. Generally, the Company utilizes the "90 days delinquent, still accruing" category of loan classification when: (1) the loan is repaid in full shortly after the period end date; (2) the loan is well secured and there are no asserted or pending legal barriers to its collection; or (3) the borrower has remitted all scheduled payments and is otherwise in substantial compliance with the terms of the loan, but the processing of payments actually received or the renewal of a loan has not occurred for administrative reasons.

Factored Receivables: The Company purchases invoices from its factoring customers in schedules or batches. The face value of the invoices purchased or amount advanced is recorded by the Company as factored receivables, and the unadvanced portions of the invoices purchased, less fees, are considered customer reserves. The customer reserves are held to settle any payment disputes or collection shortfalls, may be used to pay customers' obligations to various third parties as directed by the customer, are periodically released to or withdrawn by customers, and are reported as noninterest-bearing deposits in the Consolidated Statements of Financial Condition. The unpaid principal balances of these receivables were $7.0 million and $187,000 at December 31, 2022 and December 31, 2021, respectively and are included in commercial loans and leases. The customer reserves associated with the factored receivables were $1.4 million and $122,000 at December 31, 2022 and December 31, 2021, respectively.

Factoring fees are recognized in interest income as incurred by the customer and deducted from the customer's reserve balances. Other factoring-related fees, which include wire transfer fees, broker fees, and other similar fees, are reported by the Company as loan servicing fees in noninterest income.

Impaired Loans: Impaired loans principally consist of nonaccrual loans and troubled debt restructurings ("TDRs"). A loan is considered impaired when, based on current information and events, management believes that it is probable that we will be unable to collect all amounts due (both principal and interest) according to the original contractual terms of the loan agreement. Once a loan is determined to be impaired, the amount of impairment is measured based on the loan's observable fair value, the fair value of the underlying collateral less selling costs if the loan is collateral-dependent, or the present value of expected future cash flows discounted at the loan's effective interest rate. If the measurement of the impaired loan is less than the recorded investment in the loan, the bank's allowance for the impaired collateral dependent loan under ASC 310-10-35 is based on fair value (less costs to sell), but the charge-off (the confirmed "loss") is based on the appraised value. The remaining recorded investment in the loan after the charge-off will have a loan loss allowance for the amount by which the estimated fair value of the collateral (less costs to sell) is less than its appraised value.

Impaired loans with specific reserves are reviewed quarterly for any changes that would affect the specific reserve. Any impaired loan for which a determination has been made that the economic value is permanently reduced is charged-off against the allowance for loan losses to reflect its current economic value in the period in which the determination has been made.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At the time a collateral-dependent loan is initially determined to be impaired, we review the existing collateral appraisal. If the most recent appraisal is greater than a year old, a new appraisal is obtained on the underlying collateral. Appraisals are updated with a new independent appraisal at least annually and are formally reviewed by our internal appraisal department upon receipt of a new appraisal. All impaired loans and their related reserves are reviewed and updated each quarter.

Troubled Debt Restructurings: A loan is classified as a troubled debt restructuring when a borrower is experiencing financial difficulties that leads to a restructuring of the loan, and the Company grants concessions to the borrower in the restructuring that it would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.

In determining whether a debtor is experiencing financial difficulties, the Company considers if the debtor is in payment default or would be in payment default in the foreseeable future without the modification, the debtor declared or is in the process of declaring bankruptcy, there is substantial doubt that the debtor will continue as a going concern, the debtor has securities that have been or are in the process of being delisted, the debtor's entity-specific projected cash flows will not be sufficient to service any of its debt, or the debtor cannot obtain funds from sources other than the existing creditors at a market rate for debt with similar risk characteristics.

In determining whether the Company has granted a concession, the Company assesses, if it does not expect to collect all amounts due, whether the current value of the collateral will satisfy the amounts owed, whether additional collateral or guarantees from the debtor will serve as adequate compensation for other terms of the restructuring, and whether the debtor otherwise has access to funds at a market rate for debt with similar risk characteristics.

Periodically, the Company will restructure a note into two separate notes (A/B structure), charging off the entire B portion of the note. The A note is structured with appropriate loan-to-value and cash flow coverage ratios that provide for a high likelihood of repayment. The A note is classified as a nonperforming note until the borrower has displayed a historical payment performance for a reasonable time prior to and subsequent to the restructuring. A period of sustained repayment for at least six months generally is required to return the note to accrual status provided that management has determined that the performance is reasonably expected to continue. The A note will be classified as a restructured note (either performing or nonperforming) through the calendar year of the restructuring that the historical payment performance has been established.

Allowance for Loan Losses: The Company establishes provisions for loan losses, which are charged to the Company's results of operations to maintain the allowance for loan losses to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, the Company considers past and current loss experience, trends in classified loans, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from the estimates as more information becomes available or events change.

The Company provides for loan losses based on the allowance method. Accordingly, all loan losses are charged to the related allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to income based on various factors that, in our judgment, deserve current recognition in estimating probable incurred credit losses. The Company reviews the loan portfolio on an ongoing basis and makes provisions for loan losses on a quarterly basis to maintain the allowance for loan losses in accordance with US GAAP. The allowance for loan losses consists of two components:

• specific allowances established for any impaired residential non-owner occupied mortgage, multi-family mortgage, nonresidential real estate, construction and land, commercial, and commercial lease loans for which the recorded investment in the loan exceeds the measured value of the loan; and

• general allowances for loan losses for each loan class based on historical loan loss experience; and adjustments to historical loss experience (general allowances), maintained to cover uncertainties that affect our estimate of probable incurred credit losses for each loan class.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The adjustments to historical loss experience are based on our evaluation of several factors, including levels of, and trends in, past due and classified loans; levels of, and trends in, charge–offs and recoveries; trends in volume and terms of loans, including any credit concentrations in the loan portfolio; experience and ability of lending management and other relevant staff; and national and local economic trends and conditions.

The Company evaluates the allowance for loan losses based upon the combined total of the specific and general components. Generally, when the loan portfolio increases, absent other factors, the allowance for loan loss methodology results in a higher dollar amount of estimated probable incurred credit losses than would be the case without the increase. Conversely, when the loan portfolio decreases, absent other factors, the allowance for loan loss methodology generally results in a lower dollar amount of estimated probable losses than would be the case without the decrease.

The loss ratio used in computing the required general loan loss reserve allowance for a given class of loan consists of (i) the actual loss ratio (measured on a weighted, rolling twelve-quarter basis), (ii) the change in credit quality within the specific loan class during the period, (iii) the actual inherent risk factor assigned to the specific loan class and (iv) the actual concentration of risk factor assigned to the specific loan class (collectively, the "Specific Loan Class Risk Factors"). The Specific Loan Class Risk Factors are weighted equally in the calculation. In addition, two additional quantitative factors, the National Economic risk factor and the Local Economic risk factor, are also components of the computation but are given different weightings in their computation due to their relative applicability to the specific loan class in the context of the effect of national and local economic conditions on their risk profile and performance.

Foreclosed Assets: Foreclosed assets are initially recorded at fair value less cost to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when the legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at a lower of cost or fair value less estimated cost to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating expenses, gains and losses on disposition, and changes in the valuation allowance are reported in noninterest expense as operations of foreclosed assets.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is included in noninterest expense and is computed on the straight-line method over the estimated useful lives of the assets. Useful lives are estimated to be 25 to 40 years for buildings and improvements that extend the life of the original building, ten to 20 years for routine building improvements, five to 15 years for furniture and equipment, two to five years for computer hardware and software and no greater than four years on automobiles. The cost of maintenance and repairs is charged to expense as incurred and significant repairs are capitalized.

Lease Accounting: The Company adopted FASB ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), including the adoption of the practical expedients, effective January 1, 2019. Leases (Topic 842) establishes a right of use model that requires a lessee to record a right of use ("ROU") asset and a lease liability for all leases with terms longer than 12 months. The Company enters into operating leases in the normal course of business primarily for several of its branch and corporate locations. At adoption, January 1, 2019, the Company recorded assets and liabilities of $6.7 million as a result of recording additional lease contracts where the Company is lessee. The Company did not restate comparative periods.

Currently the Company is obligated under seven non-cancellable operating lease agreements for branch properties, commercial credit origination and customer service offices and its corporate office. The leases have varying terms, the longest of which will end in 2032. The Company's lease agreements include options to renew at the Company's discretion. The extensions are not reasonably certain to be exercised; therefore, they were not considered in the calculation of the ROU asset and lease liability. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) in the Company's Consolidated Statement of Financial Condition. The ROU assets are included in other assets and the lease obligations are included in other liabilities in the accompanying Consolidated Statements of Financial Condition.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Intangible Assets: Intangible assets acquired in a purchase business combination with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Core deposit intangible assets ("CDI"), are recognized at the time of acquisition based on valuations prepared by independent third parties or other estimates of fair value. In preparing such valuations, variables such as deposit servicing costs, attrition rates, and market discount rates are considered. CDI assets are amortized to expense over their useful lives. CDI was fully amortized at December 31, 2021.

Bank-Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. The Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Long-Term Assets: Premises and equipment, right of use assets, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Under US GAAP, a deferred tax asset valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future taxable income, applicable tax planning strategies, and assessments of current and future economic and business conditions. The Company considers both positive and negative evidence regarding the ultimate realizability of our deferred tax assets. Examples of positive evidence may include the existence, if any, of taxes paid in available carry-back years and the likelihood that taxable income will be generated in future periods. Examples of negative evidence may include a cumulative loss in the current year and prior two years and negative general business and economic trends. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

This analysis is updated quarterly and adjusted as necessary. At December 31, 2022 and 2021, the Company had a net deferred tax asset of $5.2 million and $2.8 million, respectively.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, presuming that a tax examination will occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Retirement Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions and any annual discretionary contribution made at the discretion of the Company's Board of Directors.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is net income divided by the weighted average number of common shares outstanding during the period plus the dilutive effect of potential common shares.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are such matters that will have a material effect on the financial statements as of December 31, 2022.

(Table amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market value information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities, net of tax, which is also recognized as separate components of stockholders' equity.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Operating Segments: While management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating results are not reviewed by senior management to make resource allocation or performance decisions. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Certain reclassifications have been made in the prior year's financial statements to conform to the current year's presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

Newly Issued Not Yet Effective Accounting Standards

ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ASU 2016-13 implements a change from the current impaired loss model to an expected credit loss model over the life of an instrument, including loans and securities held to maturity. The expected credit loss model is expected to result in earlier recognition of losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 including interim periods with those years. In accordance with the CARES Act, and as amended by the Consolidated Appropriations Act of 2021, we elected to defer adoption of this standard to be effective for fiscal years beginning after December 15, 2022.

Management is finalizing macroeconomic conditions and forecast assumptions to be used in our CECL methodology; however, we expect an initial increase to the allowance for credit losses, including the increase in reserve for unfunded commitments, of approximately 20% to 25% above the existing allowance for loan loss reserve balance as of December 31, 2022. When finalized, this one-time increase will be recorded, net of tax, as an adjustment to beginning retained earnings in the first quarter of 2023. Thereafter, further impacts of the CECL methodology will depend on changes in macroeconomic conditions and forecast assumptions, the composition, segmentation and contract duration of the loan portfolio, loan portfolio prepayment rates, loan portfolio credit performance, economic forecasts, borrower compliance with loan covenants and other requirements, and other factors. We expect to review the CECL model on a periodic basis to ascertain the efficacy of the results of the CECL methodology.

(Table amounts in thousands, except share and per share data)

NOTE 2 – EARNINGS PER SHARE

Amounts reported in earnings per share reflect earnings available to common stockholders for the period divided by the weighted average number of shares of common stock outstanding during the period.

	For the years ended December 31, 2022	2021
Net income available to common stockholders	$ 10,494	$ 7,410
Basic and diluted weighted average common shares outstanding	13,071,742	14,031,198
Basic and diluted earnings per common share	$ 0.80	$ 0.53

NOTE 3 – SECURITIES

The fair value of securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income is as follows:

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Certificates of deposits	$ 2,233	$ —	$ —	$ 2,233
Municipal securities	240	—	(15)	225
U.S. Treasury Notes	170,906	—	(7,803)	163,103
U.S. government-sponsored agencies	40,000	—	(301)	39,699
Mortgage-backed securities - residential	3,997	27	(143)	3,881
Collateralized mortgage obligations - residential	1,223	—	(26)	1,197
	$ 218,599	$ 27	$ (8,288)	$ 210,338
December 31, 2021				
Certificates of deposits	$ 2,728	$ —	$ —	$ 2,728
U.S. Treasury Notes	76,621	8	(76)	76,553
Mortgage-backed securities - residential	4,660	173	—	4,833
Collateralized mortgage obligations - residential	1,576	4	—	1,580
	$ 85,585	$ 185	$ (76)	$ 85,694

Mortgage-backed securities and collateralized mortgage obligations reflected in the preceding table were issued by U.S. government-sponsored entities and agencies, Freddie Mac, Fannie Mae and Ginnie Mae, and are obligations which the government has affirmed its commitment to support.

The amortized cost and fair values of securities available-for-sale by contractual maturity are shown below. Securities not due at a single maturity date are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2022 Amortized Cost	Fair Value
Due in one year or less	$ 61,336	$ 60,324
Due after one year through five years	152,043	144,936
	213,379	205,260
Mortgage-backed securities - residential	3,997	3,881
Collateralized mortgage obligations - residential	1,223	1,197
	$ 218,599	$ 210,338

(Table amounts in thousands, except share and per share data)

NOTE 3 – SECURITIES (continued)

Securities available-for-sale with unrealized losses not recognized in income are as follows:

	Less than 12 Months			12 Months or More			Total		
	Count	Fair Value	Unrealized Loss	Count	Fair Value	Unrealized Loss	Count	Fair Value	Unrealized Loss
December 31, 2022									
Municipal securities	1	$ 225	$ (15)	—	$ —	$ —	1	$ 225	$ (15)
U.S. Treasury Notes	147	104,439	(4,104)	53	58,664	(3,699)	200	163,103	(7,803)
U.S. government-sponsored agencies	9	39,699	(301)	—	—	—	9	39,699	(301)
Mortgage-backed securities - residential	18	3,016	(143)	—	—	—	18	3,016	(143)
Collateralized mortgage obligations - residential	5	1,009	(18)	1	171	(8)	6	1,180	(26)
	180	$148,388	$ (4,581)	54	$58,835	$ (3,707)	234	$207,223	$ (8,288)
December 31, 2021									
U.S. Treasury Notes	53	$ 62,246	$ (76)	—	$ —	$ —	53	$ 62,246	$ (76)

The Company evaluates marketable investment securities with significant declines in fair value on a quarterly basis to determine whether they should be considered other-than-temporarily impaired under current accounting guidance, which generally provides that if a marketable security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the securities must assess whether the impairment is other-than-temporary.

U.S. Treasury Notes, U.S. government-sponsored agencies and certain other available-for-sale securities that the Company holds in its investment portfolio were in an unrealized loss position at December 31, 2022, but the unrealized loss was not recognized into income because the U.S. Treasury Notes are backed by the full faith and credit of the United States and the other issuers were high credit quality, the Company does not intend to sell these securities, it is not likely that the Company will be required to sell these securities before their anticipated recovery occurs and the decline in fair value was due to changes in interest rates and other market conditions. The fair values are expected to recover as maturities approach.

NOTE 4 – LOANS RECEIVABLE

Loans receivable are as follows:

	December 31, 2022	December 31, 2021
One-to-four family residential real estate	$ 23,094	$ 30,133
Multi-family mortgage	536,295	426,136
Nonresidential real estate	119,660	103,172
Construction and land	160	—
Commercial loans and leases	552,494	489,512
Consumer	1,584	1,685
	1,233,287	1,050,638
Net deferred loan origination costs	1,585	284
Allowance for loan losses	(8,129)	(6,715)
Loans, net	$ 1,226,743	$ 1,044,207

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Loan Origination/Risk Management. The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. The Company reviews and approves these policies and procedures on a periodic basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans via trend and risk rating migration.

The Company originates multi-family mortgages, nonresidential real estate, commercial loans, commercial leases and equipment finance transactions, and a limited quantity of construction and land loans. We originated one-to-four family residential mortgage loans until December 31, 2017. We also occasionally purchase and sell loan participations. The following briefly describes our principal loan products.

Commercial Real Estate

The Company originates real estate loans principally secured by first liens, both non-owner occupied and owner-occupied commercial real estate. The non-owner occupied commercial real estate properties are predominantly multi-family apartment buildings, office buildings, light industrial buildings, shopping centers and mixed-use developments and, to a much lesser extent, more specialized properties such as nursing homes and other healthcare facilities.

Multi-family mortgage loans generally are secured by multi-family rental properties such as apartment buildings, including subsidized apartment units. In general, loan amounts range between $500,000 and $8.5 million at December 31, 2022. Approximately 45% of the collateral is located outside of our primary market area; however, we do not have a concentration in any single market in excess of 25% of our loan portfolio outside of our primary market area. In underwriting multi-family mortgage loans, the Company considers a number of factors, which include the projected net cash flow to the loan's debt service requirement (generally requiring a minimum ratio of 120%), the age and condition of the collateral, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar properties and, proximity to diverse employment opportunities. Multi-family mortgage loans are generally originated in amounts up to 80% of the appraised value of the property securing the loan. Personal guarantees are usually obtained on multi-family mortgage loans if the borrower/property owner is a legal entity.

Loans secured by multi-family mortgages generally involve a greater degree of credit risk as a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family mortgages typically depends upon the successful operation of the related real estate property. If the cash flow from the project is reduced below acceptable thresholds, the borrower's ability to repay the loan may be impaired.

The Company emphasizes nonresidential real estate loans with initial principal balances between $500,000 and $7.5 million. Substantially all of our nonresidential real estate loans are secured by properties located in our primary market area. The Company's nonresidential real estate loans are generally written as three- or five-year adjustable-rate mortgages or mortgages with balloon maturities of three or five years. Amortization on these loans is typically based on 20- to 30-year schedules. The Company also originates some 15-year fixed-rate, fully amortizing loans.

In the underwriting of nonresidential real estate loans, the Company generally lends up to 80% of the property's appraised value. Decisions to lend are based on the economic viability of the property as the primary source of repayment and the creditworthiness of the borrower. In evaluating a proposed nonresidential real estate loan, we emphasize the ratio of the property's projected net cash flow to the loan's debt service requirement (generally requiring a minimum ratio of 120%), computed after deduction for a vacancy factor and property expenses we deem appropriate. Personal guarantees are usually pursued and obtained from nonresidential real estate borrowers. The Company requires title insurance insuring the priority of our lien on real estate collateral, fire and extended coverage casualty insurance, and, if appropriate, flood insurance, in order to protect our security interest in the underlying real property collateral.

NOTE 4 – LOANS RECEIVABLE (continued)

Nonresidential real estate loans generally carry higher interest rates and have shorter terms and typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy.

Construction and Land Loans

Although the Company does not actively originate construction and land loans presently, construction and land loans generally consist of land acquisition loans to help finance the purchase of land intended for further development, including single-family homes, multi-family housing and commercial income property, development loans to builders in our market area to finance improvements to real estate, consisting mostly of single-family subdivisions, typically to finance the cost of utilities, roads, sewers and other development costs.

Commercial Loans and Leases

The commercial loan and lease category includes all commercial credit facilities extended for the purpose of financing working capital or operating assets, including Equipment Finance, Commercial Finance and Community Finance exposures. In general, commercial credit decisions are based upon our assessment of the borrower's cash flow, proposed collateral, business and credit history and any additional positive or negative credit risk factors, such as personal or corporate guarantors. In addition to evaluating the borrower's financial condition, we consider the adequacy of the primary and secondary sources of repayment for the loan. Independent reports of the borrower's credit history supplement our analysis of the borrower's creditworthiness and at times may be supplemented with trade credit reports or verifications of credit or assets. We review proposed collateral for a secured transaction to determine its use in business operations, and its potential value as a secondary source of repayment. Where applicable, we evaluate personal or corporate guarantors' financial capacity and credit history as a tertiary source of repayment. Commercial business loans generally have higher interest rates because they have a higher risk of default since their repayment generally depends on the successful operation of the borrower's business and the sufficiency of any collateral. Pricing of commercial loans is based primarily on the overall credit risk of the credit exposure, with due consideration given to borrowers with appropriate deposit relationships.

Equipment Finance

The Company lends money for equipment and software finance transactions (collectively, "equipment finance transactions") on a national basis. The Company originates equipment finance transactions through equipment leasing companies, banks, vendors and other market sources. Generally, equipment finance transactions are secured by an assignment of the payments due under the obligation and by a security interest in the assets financed. In most cases, the obligor acknowledges our security interest in the assets financed and agrees to send all payments directly to us or to a third-party paying agency. Consequently, the Company underwrites equipment finance transactions by examining the creditworthiness of the obligor and any surety, and the purpose, use and value of the assets financed for collateral purposes. Equipment finance transactions are generally non-recourse to the originating company.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

The Company conducts equipment finance transactions for the U.S. Government, state and local governments, publicly-traded companies with and without public debt ratings, privately-held companies, and small businesses. Generally, the Company's equipment finance transactions are secured primarily by technology equipment, medical equipment, material handling equipment and other capital equipment; however, licenses for software essential for the operation of financed equipment, or to the operations of the obligor, are also eligible for financing. In general, the Company conducts software finance transactions only for U.S. Government, investment-grade State government or investment-grade corporate obligors. Generally, equipment finance transactions have a maximum maturity of five years, repaid on a fully-amortizing basis. Our total equipment finance portfolio as of December 31, 2022 was $455.7 million. We have $140.8 million in total equipment or software finance credit exposure to 31 departments or agencies of the U.S. Government, of which the ten largest exposures total $113.3 million, with a portfolio average credit exposure amount of $4.5 million at December 31, 2022. We have $70.7 million in total equipment or software finance credit exposure to 76 state or local governments, of which the ten largest exposures total $43.1 million, with a portfolio average amount of $930,000 at December 31, 2022. We have $209.4 million in total commercial equipment finance transactions to 214 corporate and middle-market obligors, with the ten largest exposures totaling $60.9 million, with a portfolio average amount of $979,000 at December 31, 2022. We have $34.8 million in total small business equipment finance credit exposure to 529 obligors, with a portfolio average amount of $66,000 at December 31, 2022.

Commercial Finance

The Company lends money to finance small- and medium-size businesses for working capital purposes on a national basis. The Company offers traditional commercial lines of credit, asset-based lines of credit and accounts receivable factoring to companies in manufacturing, distribution/logistics, health care and professional services sectors, including contractors of the U.S. Government; however, not all types of commercial finance credit facilities are presently available to all business sectors. Commercial finance borrowers are typically subject to more stringent liquidity and collateral underwriting, and ongoing credit monitoring practices, than traditional commercial bank credit borrowers. Generally, commercial finance transactions have a maximum maturity of two years. The maximum outstanding credit commitment to any commercial finance borrower is $15 million for transactions secured by health-care receivables or contract payments due from the U.S. Government; however, the average commercial finance credit commitment was $776,000 at December 31, 2022.

Community Finance

The Company makes various types of secured and unsecured commercial loans to for-profit, not-for-profit and local government borrowers in our primary market area for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of these loans generally range from less than one year to five years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to (i) a lending rate that is determined internally, or (ii) a short-term market rate index.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

The following tables present the balance in the allowance for loan losses and the loans receivable by portfolio segment and based on impairment method:

	Allowance for loan losses			Loan Balances		
	Individually evaluated for impairment	Collectively evaluated for impairment	Total	Individually evaluated for impairment	Collectively evaluated for impairment	Total
December 31, 2022						
One-to-four family residential real estate	$ —	$ 281	$ 281	$ 751	$ 22,343	$ 23,094
Multi-family mortgage	—	4,013	4,013	473	535,822	536,295
Nonresidential real estate	—	1,234	1,234	—	119,660	119,660
Construction and land	—	4	4	—	160	160
Commercial loans and leases	—	2,548	2,548	1,481	551,013	552,494
Consumer	—	49	49	—	1,584	1,584
	$ —	$ 8,129	$ 8,129	$ 2,705	$ 1,230,582	1,233,287
Net deferred loan origination costs						1,585
Allowance for loan losses						(8,129)
Loans, net						$ 1,226,743

	Allowance for loan losses			Loan Balances		
	Individually evaluated for impairment	Collectively evaluated for impairment	Total	Individually evaluated for impairment	Collectively evaluated for impairment	Total
December 31, 2021						
One-to-four family residential real estate	$ —	$ 331	$ 331	$ 1,299	$ 28,834	$ 30,133
Multi-family mortgage	—	3,377	3,377	498	425,638	426,136
Nonresidential real estate	30	1,281	1,311	297	102,875	103,172
Commercial loans and leases	—	1,652	1,652	76	489,436	489,512
Consumer	—	44	44	—	1,685	1,685
	$ 30	$ 6,685	$ 6,715	$ 2,170	$ 1,048,468	1,050,638
Net deferred loan origination costs						284
Allowance for loan losses						(6,715)
Loans, net						$ 1,044,207

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

The following table presents the activity in the allowance for loan losses by portfolio segment:

	Beginning balance	Provision for (recovery of) loan losses	Loans charged off	Recoveries	Ending balance
December 31, 2022					
One-to-four family residential real estate	$ 331	$ 15	$ (76)	$ 11	$ 281
Multi-family mortgage	3,377	616	—	20	4,013
Nonresidential real estate	1,311	111	(192)	4	1,234
Construction and land	—	4	—	—	4
Commercial loans and leases	1,652	1,032	(156)	20	2,548
Consumer	44	50	(61)	16	49
	$ 6,715	$ 1,828	$ (485)	$ 71	$ 8,129
December 31, 2021					
One-to-four family residential real estate	$ 518	$ (395)	$ (3)	$ 211	$ 331
Multi-family mortgage	4,062	(718)	—	33	3,377
Nonresidential real estate	1,569	(251)	(7)	—	1,311
Construction and land	12	(12)	—	—	—
Commercial loans and leases	1,536	119	(93)	90	1,652
Consumer	54	17	(29)	2	44
	$ 7,751	$ (1,240)	$ (132)	$ 336	$ 6,715

Impaired loans

The following tables present loans individually evaluated for impairment by class of loans:

	Loan Balance	Recorded Investment	Partial Charge-off	Allowance for Loan Losses Allocated	Average Investment in Impaired Loans	Interest Income Recognized
December 31, 2022						
With no related allowance recorded						
One-to-four family residential real estate	$ 752	$ 751	$ —	$ —	$ 1,143	$ 29
Multi-family mortgage - Illinois	473	473	—	—	590	27
Commercial leases	1,606	1,481	49	—	445	47
	$ 2,831	$ 2,705	$ 49	$ —	$ 2,178	$ 103
December 31, 2021						
With no related allowance recorded						
One-to-four family residential real estate	$ 1,299	$ 1,299	$ —	$ —	$ 1,473	$ 29
Multi-family mortgage - Illinois	498	498	—	—	509	30
Commercial leases	83	76	7	—	7	—
	1,880	1,873	7	—	1,989	59
With an allowance recorded - nonresidential real estate	280	297	7	30	296	—
	$ 2,160	$ 2,170	$ 14	$ 30	$ 2,285	$ 59

(Table amounts in thousands, except share and per share data)

Nonaccrual loans

The following tables present the recorded investment in nonaccrual loans and loans 90 days or more past due still on accrual by class of loans:

	Nonaccrual Loans	Loans Past Due Over 90 Days, still accruing
December 31, 2022		
One-to-four family residential real estate	$ 92	$ —
Equipment finance	1,306	233
Consumer	5	—
	$ 1,403	$ 233
December 31, 2021		
One-to-four family residential real estate	$ 367	$ —
Nonresidential real estate	297	—
Commercial loans	—	10
Equipment finance	76	—
	$ 740	$ 10

Nonaccrual loans and impaired loans are defined differently. Some loans may be included in both categories, and some may only be included in one category. Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The Company's reserve for uncollected loan interest was $38,000 and $140,000 at December 31, 2022 and 2021, respectively. When a loan is on non-accrual status and the ultimate collectability of the total principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. Alternatively, when a loan is on non-accrual status but there is doubt concerning only the ultimate collectability of interest, contractual interest is credited to interest income only when received, under the cash basis method pursuant to the provisions of FASB ASC 310–10, as applicable. In all cases, the average balances are calculated based on the month–end balances of the financing receivables within the period reported pursuant to the provisions of FASB ASC 310–10, as applicable.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Past Due Loans

The following tables present the aging of the recorded investment of loans by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2022						
One-to-four family residential real estate loans:						
Owner occupied	$ 430	$ 19	$ 72	$ 521	$ 17,820	$ 18,341
Non-owner occupied	1	—	—	1	4,752	4,753
Multi-family mortgage:						
Illinois	31	—	—	31	310,141	310,172
Other	—	—	—	—	226,123	226,123
Nonresidential real estate	—	—	—	—	119,660	119,660
Construction and land	—	—	—	—	160	160
Commercial loans and leases:						
Commercial	—	—	—	—	76,716	76,716
Asset-based & factored receivables	106	4	—	110	19,925	20,035
Equipment finance:						
Government	2,030	5,106	—	7,136	204,370	211,506
Corporate – Investment-rated	—	81	127	208	57,677	57,885
Corporate – Other	2,346	334	438	3,118	92,488	95,606
Middle market	534	353	—	887	55,023	55,910
Small ticket	74	—	4	78	34,758	34,836
Consumer	12	4	5	21	1,563	1,584
	$ 5,564	$ 5,901	$ 646	$ 12,111	$ 1,221,176	$1,233,287

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2021						
One-to-four family residential real estate loans:						
Owner occupied	$ 181	$ 250	$ 367	$ 798	$ 23,333	$ 24,131
Non-owner occupied	2	9	—	11	5,991	6,002
Multi-family mortgage:						
Illinois	189	—	—	189	235,681	235,870
Other	—	—	—	—	190,266	190,266
Nonresidential real estate	—	—	297	297	102,875	103,172
Commercial loans and leases:						
Commercial	—	—	—	—	67,995	67,995
Asset-based & factored receivables	26	6	10	42	19,358	19,400
Equipment finance:						
Government	3,160	4,718	—	7,878	170,584	178,462
Corporate – Investment-rated	290	1,201	—	1,491	81,135	82,626
Corporate – Other	3,015	—	76	3,091	85,760	88,851
Middle market	—	—	—	—	40,582	40,582
Small ticket	—	—	—	—	11,596	11,596
Consumer	13	4	—	17	1,668	1,685
	$ 6,876	$ 6,188	$ 750	$ 13,814	$ 1,036,824	$1,050,638

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Troubled Debt Restructurings

The Company evaluates loan extensions or modifications not qualified under Section 4013 of the CARES Act or under OCC Bulletin 2020-35 in accordance with FASB ASC 340-10 with respect to the classification of the loan as a TDR.

Under ASC 340-10, if the Company grants a loan extension or modification to a borrower experiencing financial difficulties for other than an insignificant period of time that includes a below–market interest rate, principal forgiveness, payment forbearance or other concession intended to minimize the economic loss to the Company, the loan extension or loan modification is classified as a TDR. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal then due and payable, management measures any impairment on the restructured loan in the same manner as for impaired loans as noted above.

The Company had no TDRs at December 31, 2022 and 2021. During the years ending December 31, 2022 and 2021, there were no loans modified and classified as TDRs. During the years ending December 31, 2022 and 2021, there were no TDR loans that subsequently defaulted within twelve months of their modification.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

To determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans based on credit risk.

This analysis includes non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

Special Mention. A Special Mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard. Loans categorized as substandard continue to accrue interest, but exhibit a well-defined weakness or weaknesses that may jeopardize the liquidation of the debt. The loans continue to accrue interest because they are well secured and collection of principal and interest is expected within a reasonable time. The risk rating guidance published by the Office of the Comptroller of the Currency clarifies that a loan with a well-defined weakness does not have to present a probability of default for the loan to be rated Substandard, and that an individual loan's loss potential does not have to be distinct for the loan to be rated Substandard.

Nonaccrual. An asset classified Nonaccrual has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered "Pass" rated loans.

(Table amounts in thousands, except share and per share data)

NOTE 4 – LOANS RECEIVABLE (continued)

Based on the most recent analysis performed, the risk category of loans by class of loans are as follows:

	Pass	Special Mention	Substandard	Nonaccrual	Total
December 31, 2022					
One-to-four family residential real estate loans:					
Owner occupied	$ 17,987	$ 4	$ 258	$ 92	$ 18,341
Non-owner occupied	4,685	—	68	—	4,753
Multi-family mortgage:					
Illinois	310,172	—	—	—	310,172
Other	226,123	—	—	—	226,123
Nonresidential real estate	119,660	—	—	—	119,660
Construction and land	160	—	—	—	160
Commercial loans and leases:					
Commercial	76,716	—	—	—	76,716
Asset-based & factored receivables	15,346	873	3,816	—	20,035
Equipment finance:					
Government	211,454	—	52	—	211,506
Corporate – Investment-rated	57,755	—	130	—	57,885
Corporate – Other	94,588	644	43	331	95,606
Middle market	55,023	—	—	887	55,910
Small ticket	34,748	—	—	88	34,836
Consumer	1,571	4	4	5	1,584
	$ 1,225,988	$ 1,525	$ 4,371	$ 1,403	$ 1,233,287

	Pass	Special Mention	Substandard	Nonaccrual	Total
December 31, 2021					
One-to-four family residential real estate loans:					
Owner occupied	$ 23,396	$ —	$ 368	$ 367	$ 24,131
Non-owner occupied	5,894	—	108	—	6,002
Multi-family mortgage:					
Illinois	235,545	325	—	—	235,870
Other	190,266	—	—	—	190,266
Nonresidential real estate	102,875	—	—	297	103,172
Commercial loans and leases:					
Commercial	67,995	—	—	—	67,995
Asset-based & factored receivables	19,400	—	—	—	19,400
Equipment finance:					
Government	178,427	35	—	—	178,462
Corporate – Investment-rated	82,626	—	—	—	82,626
Corporate – Other	87,685	1,090	—	76	88,851
Middle market	40,582	—	—	—	40,582
Small ticket	11,596	—	—	—	11,596
Consumer	1,675	4	6	—	1,685
	$ 1,047,962	$ 1,454	$ 482	$ 740	$ 1,050,638

(Table amounts in thousands, except share and per share data)

NOTE 5 - FORECLOSED ASSETS

Real estate that is acquired through foreclosure or a deed in lieu of foreclosure is classified as other real estate owned ("OREO") until it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less the estimated costs of disposal. If the fair value of the property is less than the loan balance, the difference is charged against the allowance for loan losses.

Assets are classified as foreclosed when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place. Other foreclosed assets received in satisfaction of borrowers debt are initially recorded at fair value of the asset less estimated costs to sell.

	December 31, 2022			December 31, 2021		
	Balance	Valuation Allowance	Net OREO Balance	Balance	Valuation Allowance	Net OREO Balance
Foreclosed assets - OREO	$ 472	$ —	$ 472	$ —	$ —	$ —
Other foreclosed assets	4	—	4	952	(227)	725
	$ 476	$ —	$ 476	$ 952	$ (227)	$ 725

The following represents the roll forward of foreclosed assets:

	At and For the Years Ended December 31,	
	2022	2021
Beginning balance	$ 725	$ 157
New foreclosed properties	791	4,473
Valuation adjustments	(31)	(420)
Valuation reductions from sales	258	193
Sales	(1,267)	(3,678)
Ending balance	$ 476	$ 725

Activity in the valuation allowance is as follows:

	At and For the Years Ended December 31,	
	2022	2021
Beginning balance	$ 227	$ —
Additions charged to expense	31	420
Reductions from sales	(258)	(193)
Ending balance	$ —	$ 227

There were no consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process at December 31, 2022 compared to $73,000 at December 31, 2021. At December 31, 2022, other foreclosed assets consisted of non real estate collateral repossessed related to a previously classified Chicago area commercial loan. At December 31, 2022, the balance of OREO includes no foreclosed residential real estate properties recorded as a result of obtaining physical possession of the property without title.

(Table amounts in thousands, except share and per share data)

NOTE 6 – PREMISES AND EQUIPMENT

Year-end premises and equipment are as follows:

	December 31, 2022	December 31, 2021
Land and land improvements	$ 12,518	$ 12,261
Buildings and improvements	32,497	31,636
Furniture and equipment	10,793	10,249
Computer equipment	5,267	5,118
	61,075	59,264
Accumulated depreciation	(36,119)	(34,221)
	$ 24,956	$ 25,043

Depreciation of premises and equipment was $2.0 million for each of the years ended December 31, 2022 and 2021.

NOTE 7 - LEASES

The following table represents the classification of the Company's right of use and lease liabilities:

	Statement of Financial Condition Location	December 31, 2022	December 31, 2021
Operating Lease Right of Use Asset:			
Gross carrying amount		$ 7,671	$ 6,805
New lease obligation		—	866
Accumulated amortization		(3,964)	(2,794)
Net recorded value	Other assets	$ 3,707	$ 4,877
Operating Lease Liabilities:			
Right of use lease obligations	Other liabilities	$ 3,707	$ 4,877

Lease amortization expense was $1.2 million and $1.1 million for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, the weighted-average remaining lease term for the Company's operating leases was 7.0 years and the weighted-average discount rate used in the measurement of the Company's operating lease liabilities was 2.83%. For each operating lease, the discount rate is the FHLB fixed rate advance rate for the term most closely aligning with the remaining lease term at inception.

	For the year ended December 31, 2022	For the year ended December 31, 2021
Lease cost:		
Operating lease cost	$ 1,170	$ 1,064
Short-term lease cost	114	161
Sublease income	(28)	(38)
Total lease cost	$ 1,256	$ 1,187
Other information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 1,296	$ 1,110

(Table amounts in thousands, except share and per share data)

NOTE 7 – LEASES (continued)

Future minimum payments under non-cancellable operating leases with terms longer than 12 months, are as follows at December 31, 2022. Future minimum payments on shorter term leases are excluded as the amounts are insignificant.

Twelve months ending December 31,		
2023	$	1,236
2024		656
2025		506
2026		495
2027		322
Thereafter		1,401
Total future minimum operating lease payments		4,616
Amounts representing interest		(909)
Present value of net future minimum operating lease payments	$	3,707

NOTE 8 - DEPOSITS

Composition of deposits is as follows:

	December 31,	
	2022	2021
Noninterest-bearing demand deposits	$ 280,625	$ 342,185
Interest-bearing NOW accounts	400,416	404,326
Money market accounts	302,863	333,369
Savings deposits	204,506	201,633
Certificates of deposit	186,524	206,918
	$ 1,374,934	$ 1,488,431

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 were $24.0 million and $22.5 million at December 31, 2022 and 2021, respectively. Certificates of deposits include wholesale certificates totaling $3.5 million at December 31, 2021, and none at December 31, 2022.

Scheduled maturities of certificates of deposit for the next five years as of December 31, 2022 are as follows:

2023	$	129,797
2024		51,741
2025		4,685
2026		60
2027		241
	$	186,524

(Table amounts in thousands, except share and per share data)

NOTE 9 — BORROWINGS

	December 31,			
	2022		2021	
	Contractual Rate	Amount	Contractual Rate	Amount
Fixed-rate advance from FHLB	—%	$ —	—%	$ 5,000
Subordinated Notes, due May 15, 2031	3.75%	19,634	3.75%	19,590
Line of credit, due March 30, 2023	6.75%	—	2.50%	—

The Company maintains a collateral pledge agreement covering secured advances whereby the Company has agreed to keep on hand, free of all other pledges, liens, and encumbrances, specifically identified whole first mortgages on improved residential property not more than 90 days delinquent to secure advances from the FHLB. All of the Bank's FHLB common stock is pledged as additional collateral for these advances. At December 31, 2022, $15.1 million and $394.3 million of first mortgage and multi-family mortgage loans, respectively, collateralized potential advances. At December 31, 2022, we had the ability to borrow an additional $372.2 million under our credit facilities with the FHLB. We also have the ability to pledge U.S. Treasury Notes and U.S. government-sponsored agencies of $198.7 million for FHLB advances. The Company also had available pre-approved overnight federal funds borrowing. At December 31, 2022 and 2021, there was no outstanding balance on these lines.

On April 14, 2021, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and accredited investors pursuant to which the Company sold and issued $20.0 million in aggregate principal amount of its 3.75% Fixed-to-Floating Rate Subordinated Notes due May 15, 2031 (the "Notes").

The Company incurred $441,000 of issuance costs associated with the Notes. These issuance costs are being amortized over the 10-year life of the Notes. At December 31, 2022, there were $366,000 in remaining unamortized issuance costs and they are presented in the Company's financial statements as a reduction of the principal amount of the Notes.

The Notes bear interest at a fixed annual rate of 3.75%, from and including the date of issuance to May 14, 2026, payable semi-annually in arrears. From and including May 15, 2026 but excluding the maturity date or early redemption date, as applicable, the interest rate will reset quarterly to an interest rate per annum equal to Three-Month Term SOFR (as defined in the Notes) plus 299 basis points, payable quarterly in arrears. Under the conditions specified in the Notes, the interest rate accruing during the applicable floating rate period may be determined based on a rate other than Three-Month Term SOFR. The Notes have a stated maturity date of May 15, 2031 and are redeemable, in whole or in part, on May 15, 2026, on any interest payment date thereafter, and at any time upon the occurrence of certain events.

Principal and interest payments due on the Notes are subject to acceleration only in limited circumstances in the case of certain bankruptcy and insolvency-related events with respect to the Company. The Notes are unsecured, subordinated obligations of the Company and generally rank junior in right of payment to the Company's current and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory capital purposes.

In 2020, the Company established a $5.0 million unsecured line of credit with a correspondent bank. Interest is payable at a rate of Prime Rate as published in the Wall Street Journal minus 0.75%, with a minimum rate of 2.40%. The line of credit has been extended since its original maturity date and the current maturity date is March 30, 2023. The line of credit had no outstanding balance at December 31, 2022 and 2021.

(Table amounts in thousands, except share and per share data)

NOTE 10 – INCOME TAXES

The income tax expense is as follows:

	For the years ended December 31, 2022	For the years ended December 31, 2021
Current expense	$ 3,578	$ 2,320
Deferred expense	(237)	28
Total income tax expense	$ 3,341	$ 2,348

A reconciliation of the provision for income taxes computed at the statutory federal corporate tax rate of 21% for 2022 and 2021, to the income tax expense in the Consolidated Statements of Operations follows:

	For the years ended December 31, 2022	For the years ended December 31, 2021
Expense computed at the statutory federal tax rate	$ 2,905	$ 2,048
State and local taxes, net of federal income tax effect	501	504
Other, net	(65)	(4)
Valuation allowance for deferred tax assets	—	(200)
	$ 3,341	$ 2,348
Effective income tax rate	24.15%	24.07%

Retained earnings at December 31, 2022 and 2021 include $14.9 million for which no deferred federal income tax liability has been recorded. This amount represents an allocation of income to bad debt deductions for tax purposes alone.

The net deferred tax asset is as follows:

	December 31, 2022	December 31, 2021
Gross deferred tax assets		
Allowance for loan losses	$ 2,114	$ 1,798
Alternative minimum tax and net operating loss carryforwards	3,886	3,938
Lease liability	964	1,306
Other	1,231	854
Unrealized loss on securities	2,147	—
	10,342	7,896
Gross deferred tax liabilities		
Net deferred loan origination costs	(1,095)	(808)
Purchase accounting adjustments	(1,421)	(1,516)
Right of use asset	(964)	(1,306)
Fixed assets	(1,061)	(800)
Other	(626)	(675)
Unrealized gain on securities	—	(29)
	(5,167)	(5,134)
	$ 5,175	$ 2,762

As of December 31, 2022 and 2021, the Company's net deferred tax asset ("DTA") was $5.2 million and $2.8 million, respectively.

(Table amounts in thousands, except share and per share data)

NOTE 10 – INCOME TAXES (continued)

A DTA valuation allowance is required under ASC 740 when the realization of a DTA is assessed and the assessment indicates that it is "more likely than not" (*i.e.,* more than 50% likely) that all or a portion of the DTA will not be realized. All available evidence, both positive and negative must be considered to determine whether, based on the weight of that evidence, a valuation allowance against the net DTA is required. Objectively verifiable evidence is assigned greater weight than evidence that is not objectively verifiable. The valuation allowance is analyzed quarterly for changes affecting the DTA.

The Company's ability to realize the DTA is dependent upon the generation of future taxable income during the periods in which the tax attributes underlying the DTA become deductible. The amount of the DTA that will ultimately be realized will be impacted by the Company's future taxable income, any changes to the many variables that could impact future taxable income and the then applicable corporate tax rate. A valuation allowance of $200,000 that was attributed to the Illinois net loss deduction carryforwards, was recovered in 2021 and there was no valuation allowance at December 31, 2022 and 2021.

At December 31, 2022, the Company had a federal net operating loss carryforward of $6.9 million relating to its acquisition of Downers Grove National Bank, which is subject to utilization limitations under Section 382 of the Internal Revenue Code, and will begin to expire in 2030, and $225,000 of alternative minimum tax credit carryforward that does not expire and is subject to utilization limitations under Section 382 of the Internal Revenue Code. At December 31, 2022, the Company had a state net operating loss carryforward for the State of Illinois of $44.4 million, which will begin to expire in 2031 and fully expires in 2033.

<u>Unrecognized Tax Benefits</u>

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,	
	2022	**2021**
Beginning of year	$ 283	$ 277
Additions based on tax positions related to the current year	67	34
Additions for tax positions of prior years	6	10
Reductions due to the statute of limitations and reductions for tax positions of prior years	(51)	(38)
End of year	$ 305	$ 283

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. At December 31, 2022 and 2021, the Company had immaterial amounts accrued for potential interest and penalties. If recognized, the entire amount of unrecognized tax benefits would affect the effective tax rate.

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax of the various states where the Company does business. The Company is no longer subject to examination by the federal taxing authorities for years before 2019 and the Illinois taxing authorities for years before 2019.

(Table amounts in thousands, except share and per share data)

NOTE 11– REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by the federal banking agencies. The capital adequacy guidelines and prompt corrective action regulations, involve the quantitative measurement of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. The failure to meet minimum capital requirements can result in regulatory actions. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital.

The federal banking agencies have developed a “Community Bank Leverage Ratio” (the ratio of a bank’s tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A “qualifying community bank” that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered “well capitalized” under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution’s risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies must set the minimum capital for the new Community Bank Leverage Ratio at not less than 8% and not more than 10%. Beginning in the second quarter 2020 and until the end of 2020, a banking organization that had a leverage ratio of 8% or greater and met certain other criteria could elect to use the Community Bank Leverage Ratio framework; and qualifying community banks will have until January 1, 2022, before the Community Bank Leverage Ratio requirement is re-established at greater than 9%. Pursuant to Section 4012 of the CARES Act and related interim final rules, the Community Bank Leverage Ratio is 8.5% for calendar year 2021, and 9% thereafter. A financial institution can elect to be subject to this new definition, and opt-out of this new definition, at any time. As a qualifying community bank, we elected to be subject to this definition beginning in the second quarter of 2020.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Company and the Bank have each adopted Regulatory Capital Policies that require the Bank to maintain a Tier 1 leverage ratio of at least 7.5% and a total risk-based capital ratio of at least 10.5%. The minimum capital ratios set forth in the Regulatory Capital Policies will be increased and other minimum capital requirements will be established if and as necessary. In accordance with the Regulatory Capital Policies, the Bank will not pursue any acquisition or growth opportunity, declare any dividend or conduct any stock repurchase that would cause the Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the established minimum capital levels or the capital levels required for capital adequacy plus the capital conservation buffer (“CCB”). The minimum CCB is 2.5%.

As of December 31, 2022, the Bank was well-capitalized, with all capital ratios exceeding the well-capitalized requirement. There are no conditions or events that management believes have changed the Bank’s prompt corrective action capitalization category.

The Bank is subject to regulatory restrictions on the amount of dividends it may declare and pay to the Company without prior regulatory approval, and to regulatory notification requirements for dividends that do not require prior regulatory approval.

The Bank's Community Bank Leverage Ratio was:

	Actual		Required for Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
December 31, 2022				
Community Bank Leverage Ratio	$ 165,252	10.31%	$ 144,288	9.00%
December 31, 2021				
Community Bank Leverage Ratio	$ 165,599	9.91%	$ 142,091	8.50%

(Table amounts in thousands, except share and per share data)

NOTE 12 – EMPLOYEE BENEFIT PLAN

Profit Sharing Plan/401(k) Plan. The Company has a defined contribution plan ("profit sharing plan") covering all of its eligible employees. Employees are eligible to participate in the profit sharing plan after attainment of age 21 and completion of one year of service. The Company provides a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation. The Company may also contribute an additional amount annually at the discretion of the Board of Directors. Contributions totaling $274,000 and $345,000 were made for the years ended December 31, 2022 and 2021, respectively.

NOTE 13 – LOAN COMMITMENTS AND OTHER OFF-BALANCE-SHEET ACTIVITIES

The Company is party to various financial instruments with off-balance-sheet risk. The Company uses these financial instruments in the normal course of business to meet the financing needs of customers and to effectively manage exposure to interest rate risk. These financial instruments include commitments to extend credit, standby letters of credit, unused lines of credit, and commitments to sell loans. When viewed in terms of the maximum exposure, those instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. Credit risk is the possibility that a counterparty to a financial instrument will be unable to perform its contractual obligations. Interest rate risk is the possibility that, due to changes in economic conditions, the Company's net interest income will be adversely affected.

The following is a summary of the contractual or notional amount of each significant class of off-balance-sheet financial instruments outstanding. The Company's exposure to credit loss in the event of nonperformance by the counterparty for commitments to extend credit, standby letters of credit, and unused lines of credit is represented by the contractual notional amount of these instruments.

	December 31,	
	2022	2021
Financial instruments wherein contractual amounts represent credit risk		
Commitments to extend credit	$ 24,524	$ 38,864
Standby letters of credit	7,577	6,937
Unused lines of credit	129,607	184,343

Commitments to extend credit are generally made for periods of 60 days or less. The fixed-rate loan commitments totaled $14.4 million with interest rates ranging from 5.18% to 8.75% and maturities ranging from 9 months to 5 years.

Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customers.

NOTE 14 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

- Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Table amounts in thousands, except share and per share data)

NOTE 14 – FAIR VALUE (continued)

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities: The fair values of debt securities are generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted in accordance with the allowance policy.

Foreclosed assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Foreclosed assets are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

The following table sets forth the Company's financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
December 31, 2022				
Securities:				
Certificates of deposits	$ —	$ 2,233	$ —	$ 2,233
Municipal securities	—	225	—	225
U.S. Treasury Notes	163,103	—	—	163,103
U.S. government-sponsored agencies	—	39,699	—	39,699
Mortgage-backed securities - residential	—	3,881	—	3,881
Collateralized mortgage obligations - residential	—	1,197	—	1,197
	$ 163,103	$ 47,235	$ —	$ 210,338
December 31, 2021				
Securities:				
Certificates of deposit	$ —	$ 2,728	$ —	$ 2,728
U.S. Treasury Notes	76,553	—	—	76,553
Mortgage-backed securities - residential	—	4,833	—	4,833
Collateralized mortgage obligations – residential	—	1,580	—	1,580
	$ 76,553	$ 9,141	$ —	$ 85,694

(Table amounts in thousands, except share and per share data)

NOTE 14 – FAIR VALUE (continued)

The following table sets forth the Company's assets that were measured at fair value on a non-recurring basis:

	Fair Value Measurement Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
December 31, 2021				
Impaired loans	$ —	$ —	$ 267	$ 267
Foreclosed assets	—	—	725	725

At December 31, 2022 there were no impaired loans that were measured for impairment using the fair value of the collateral for collateral–dependent loans and which had specific valuation allowances. At December 31, 2021 there was one nonresidential impaired loan with a carrying value of $297,000 and a valuation allowance of $30,000 that was measured for impairment using the fair value of the collateral for collateral–dependent loans and which had a specific valuation allowance. There was a recovery of $30,000 of the provision for loan losses for the year ended December 31, 2022, compared to an increase in the provision for loan losses of $2,000 for the year ended December 31, 2021.

Foreclosed assets are carried at the lower of cost or fair value less costs to sell. At December 31, 2022 there were no foreclosed assets with valuation allowances, compared to foreclosed assets with a carrying value of $952,000 less a valuation allowance of $227,000, or $725,000, at December 31, 2021. There was a $31,000 valuation allowance of foreclosed assets recorded in the year end December 31, 2022, compared to $420,000 of valuation adjustments recorded for the year ended December 31, 2021.

The following table presents quantitative information, based on certain empirical data with respect to Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis:

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
December 31, 2021				
Impaired loans	$ 267	Sales comparison	Discount applied to valuation	22.0%
Foreclosed assets	$ 725	Redemption value	Discount applied to valuation	15.6%

(Table amounts in thousands, except share and per share data)

NOTE 14 – FAIR VALUE (continued)

The carrying amount and estimated fair value of financial instruments are as follows:

		Fair Value Measurements at December 31, 2022 Using:			
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents	$ 66,771	$ 65,967	$ 804	$ —	$ 66,771
Securities	210,338	163,103	47,235	—	210,338
Loans receivable, net of allowance for loan losses	1,226,743	—	—	1,198,616	1,198,616
FHLB and FRB stock	7,490	—	—	—	N/A
Accrued interest receivable	7,338	514	477	6,347	7,338
Financial liabilities					
Certificates of deposit	186,524	—	182,398	—	182,398
Subordinated Notes	19,634	—	17,800	—	17,800

		Fair Value Measurements at December 31, 2021 Using:			
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents	$ 502,162	$ 448,552	$ 53,610	$ —	$ 502,162
Securities	85,694	76,553	9,141	—	85,694
Loans receivable, net of allowance for loan losses	1,044,207	—	—	1,039,298	1,039,298
FHLB and FRB stock	7,490	—	—	—	N/A
Accrued interest receivable	4,648	79	13	4,556	4,648
Financial liabilities					
Certificates of deposit	206,918	—	206,530	—	206,530
Borrowings	5,000	—	4,999	—	4,999
Subordinated Notes	19,590	—	20,240	—	20,240

Loans: The exit price observations are obtained from an independent third-party using its proprietary valuation model and methodology and may not reflect actual or prospective market valuations. The valuation is based on the probability of default, loss given default, recovery delay, prepayment, and discount rate assumptions.

While the above estimates are based on management's judgment of the most appropriate factors, as of the balance sheet date, there is no assurance that the estimated fair values would have been realized if the assets were disposed of or the liabilities settled at that date, since market values may differ depending on the various circumstances. The estimated fair values would also not apply to subsequent dates.

In addition, other assets and liabilities that are not financial instruments, such as premises and equipment, are not included in the above disclosures.

(Table amounts in thousands, except share and per share data)

NOTE 15 — REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income. The following table presents the Company's sources of noninterest income. Items outside of the scope of the ASC 606 are noted as such.

	For the years ended December 31,	
	2022	2021
Deposit service charges and fees	$ 3,271	$ 3,184
Loan servicing fees [(1)]	590	731
Mortgage brokerage and banking fees [(1)]	38	35
Trust and insurance commissions and annuities income	1,153	1,136
(Loss) earnings on bank-owned life insurance [(1)]	(39)	114
Bank-owned life insurance death benefit [(1)]	446	—
Other [(1)]	517	489
Total noninterest income	$ 5,976	$ 5,689

(1) Not within the scope of ASC 606

A description of the Company's revenue streams accounted for under ASC 606 follows:

Deposit service charges and fees: The Company earns fees from its deposit customers based on specific types of transactions, account maintenance and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Interchange income: The Company earns interchange fees from debit cardholder transactions conducted through the Visa payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Interchange income is included in deposit service charges and fees. Interchange income for the years ended December 31, 2022 and 2021 was $1.4 million and $1.6 million, respectively.

Trust and insurance commissions and annuities income: The Company earns trust, insurance commissions and annuities income from its contracts with trust customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, *i.e.*, the trade date. Other related services provided include fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Gains/losses on sales of foreclosed assets and other assets: The Company records a gain or loss from the sale of foreclosed assets and other assets when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of foreclosed assets to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the foreclosed assets asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present. Foreclosed assets sales for the years ended December 31, 2022 and 2021 were not financed by the Company.

(Table amounts in thousands, except share and per share data)

NOTE 16 – COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of BankFinancial Corporation as of December 31, 2022 and 2021 and for the two years then ended are as follows:

Condensed Statements of Financial Condition

	December 31, 2022	December 31, 2021
Assets		
Cash in subsidiary	$ 8,512	$ 8,211
Investment in subsidiary	160,446	166,856
Deferred tax asset	595	587
Other assets	1,868	1,502
	$ 171,421	$ 177,156
Liabilities and Stockholders' Equity		
Subordinated notes, net of unamortized issuance costs	$ 19,634	$ 19,590
Accrued expenses and other liabilities	116	100
Total stockholders' equity	151,671	157,466
	$ 171,421	$ 177,156

Condensed Statements of Operations

	For the years ended December 31, 2022	For the years ended December 31, 2021
Dividends from subsidiary	$ 12,500	$ 3,500
Interest expense	794	567
Other expense	1,619	1,595
Income before income tax and undistributed subsidiary excess distributions	10,087	1,338
Income tax benefit	(625)	(761)
Income before equity in undistributed subsidiary excess distributions	10,712	2,099
Equity in undistributed subsidiary (excess distributions)	(218)	5,311
Net income	$ 10,494	$ 7,410

(Table amounts in thousands, except share and per share data)

NOTE 16 – COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed Statements of Cash Flows

	For the years ended December 31, 2022	2021
Cash flows from operating activities		
Net income	$ 10,494	$ 7,410
Adjustments:		
Amortization	44	31
Equity in undistributed subsidiary excess distributions	218	(5,311)
Change in other assets	(374)	(1,038)
Change in accrued expenses and other liabilities	16	(695)
Net cash from operating activities	10,398	397
Cash flows used in financing activities		
Proceeds from issuance of subordinated notes	—	20,000
Costs paid for issuance of subordinated notes	—	(441)
Repurchase and retirement of common stock	(4,866)	(17,122)
Cash dividends paid on common stock	(5,231)	(5,619)
Net cash used in financing activities	(10,097)	(3,182)
Net change in cash in subsidiary	301	(2,785)
Beginning cash in subsidiary	8,211	10,996
Ending cash in subsidiary	$ 8,512	$ 8,211

NOTE 17 – SUBSEQUENT EVENTS

In January, 2023, the Company closed two branch offices. One branch office location is under contract for sale to close in the second quarter of 2023. The remaining branch office location is under consideration for acquisition by a local governmental unit at the Company's offering price; however, no firm contract for sale has been executed. The Company will evaluate the accounting treatment of these facilities closures and the status of asset dispositions as of March 31, 2023.

The Company received notice of events occurring in February 2023 that are expected to disrupt the timely repayment of a U.S. Government finance transaction, within our commercial loans and leases – government equipment finance portfolio, with aggregate principal balance of $8.4 million as of December 31, 2022. After evaluation of the known circumstances, the Company concluded that the collection of principal and interest is reasonably assured. The Company downgraded the loan to a classification of Substandard to reflect the increased risk.

The Company received notice in February 2023 of potential events that may disrupt the timely repayment of a U.S. Government finance transaction, within our commercial loans and leases – government equipment finance portfolio, with aggregate principal balance of $10.5 million as of December 31, 2022. After evaluation of the known circumstances, the Company concluded that the collection of principal and interest is reasonably assured. The Company downgraded the loan to a classification of Special Mention to reflect the increased risk.

The Company will continue to evaluate all facts and circumstances with respect to these credit exposures to determine the appropriate credit risk rating and accounting treatment in accordance with ASC Topic 310 - Receivables and ASC Topic 326 - Credit Losses.

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

(a) Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report ("Evaluation Date"). Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting.

The annual report of management on the effectiveness of our internal control over financial reporting is set forth under "Report of Management on Internal Control Over Financial Reporting" under Item 8 "Financial Statements and Supplementary Data." This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. As the Company is a non-accelerated filer, management's report is not subject to attestation by the Company's registered public accounting firm pursuant to provisions of the Dodd-Frank Act that permit the Company to provide only the management's report in this annual report.

(c) Changes in internal controls.

There were no changes made in our internal controls during the fourth quarter of 2022 or, to our knowledge, in other factors that have materially affected, or are reasonably likely to materially affect, these controls.

See the Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 included as Exhibits 31.1 and 31.2 to this Annual Report.

ITEM 9B. **OTHER INFORMATION**

Not Applicable.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.**

Not Applicable.

PART III

ITEM 10. **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

Directors and Executive Officers

Information concerning directors and executive officers of the Company is incorporated herein by reference from our definitive Proxy Statement related to our 2022 Annual Meeting of Stockholders (the "Proxy Statement"), specifically the sections captioned "Election of Directors; Information with Respect to Directors and Executive Officers."

Section 16(a) Beneficial Ownership Reporting Compliance

Information concerning Section 16(a) compliance is incorporated herein by reference from our Proxy Statement, specifically the sections captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management - Delinquent Section 16(a) Reports."

Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of our Code of Ethics was attached as Exhibit 14 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2006. We have also adopted a Code of Business Conduct, pursuant to NASDAQ requirements, that applies generally to our directors, officers, and employees.

ITEM 11.   EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Executive Compensation."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning securities ownership of certain owners and management is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management."

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning relationships and transactions is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Transactions with Certain Related Persons."

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services is incorporated herein by reference from our Proxy Statement, specifically the section captioned "Ratification of the Appointment of the Independent Registered Public Accounting Firm."

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statement of the registrant and its subsidiaries are filed as part of this document under Item 8 - "Financial Statements and Supplementary Data."

- (A)   Reports of Independent Registered Accounting Firm (PCAOB ID: 49)

- (B)   Consolidated Statements of Financial Condition at December 31, 2022 and 2021

- (C)   Consolidated Statements of Operations for the years ended December 31, 2022 and 2021

- (D)   Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021

- (E)   Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022 and 2021

- (F)   Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021

- (G)   Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

     None.

(a)(3) Exhibits

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

	Exhibit	Location
3.1	Articles of Incorporation of BankFinancial Corporation	Exhibit 3.1 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
3.2	Bylaws of BankFinancial Corporation	Exhibit 3.2 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
3.3	Articles of Amendment to Charter of BankFinancial Corporation	Exhibit 3.3 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
3.4	Restated Bylaws of BankFinancial Corporation	Exhibit 3.1 to the Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on November 4, 2014
4.1	Form of Common Stock Certificate of BankFinancial Corporation	Exhibit 4 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
4.2	Description of Registrant's Securities	Exhibit 4.2 to the Annual Report on Form 10-K of the Company, originally filed with the Securities and Exchange Commission on March 5, 2020
10.1	Amended and Restated Employment Agreement by and among BankFinancial Corporation and F. Morgan Gasior	Exhibit 10.1 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.2	Amended and Restated Employment Agreement by and among BankFinancial, NA and F. Morgan Gasior	Exhibit 10.2 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.3	Amended and Restated Employment Agreement by and among BankFinancial Corporation and Paul A. Cloutier	Exhibit 10.3 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.4	Amended and Restated Employment Agreement by and among BankFinancial, NA and Paul A. Cloutier	Exhibit 10.4 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on May 4, 2022
10.5	Employment Agreement by and among BankFinancial, NA and Marci L. Slagle	Exhibit 10.1 to the Current Report on Form 8-K of the Company, originally filed with the Securities and Exchange Commission on February 22, 2023
10.6	Amended and Restated Employment Agreement by and among BankFinancial, NA and John G. Manos	Filed herewith

	Exhibit	Location
14	Code of Ethics for Senior Financial Officers	Exhibit 14 to the Annual Report on Form 10-K of the Company, originally filed with the Securities and Exchange Commission on March 27, 2006
21	Subsidiaries of Registrant	Exhibit 21 to the Registration Statement on Form S-1 of the Company, originally filed with the Securities and Exchange Commission on September 23, 2004
23.1	Consent of RSM US LLP	Filed herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	Furnished herewith
101	The following financial statements from the BankFinancial Corporation Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline Extensive Business Reporting Language (iXBRL): (i) consolidated statements of financial condition, (ii) consolidated statements of operations, (iii) consolidated statements of comprehensive income, (iv)consolidated statements of changes in stockholders' equity, (v)consolidated statements of cash flows and (vi) the notes to consolidated financial statements.	Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed herewith

* A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ITEM 16.   FORM 10-K SUMMARY

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BANKFINANCIAL CORPORATION


Date: March 9, 2023   By: /s/ F. Morgan Gasior
                                   F. Morgan Gasior
                                   Chairman of the Board, Chief Executive Officer and President
                                   (Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ F. Morgan Gasior F. Morgan Gasior	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 9, 2023
/s/ Paul A. Cloutier Paul A. Cloutier	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 9, 2023
/s/ Elizabeth A. Doolan Elizabeth A. Doolan	Senior Vice President and Controller (Principal Accounting Officer)	March 9, 2023
/s/ Cassandra J. Francis Cassandra J. Francis	Director	March 9, 2023
/s/ John M. Hausmann John M. Hausmann	Director	March 9, 2023
/s/ Terry R. Wells Terry R. Wells	Director	March 9, 2023
/s/ Glen R. Wherfel Glen R. Wherfel	Director	March 9, 2023
/s/ Debra R. Zukonik Debra R. Zukonik	Director	March 9, 2023

Corporate Information

Corporate Office
*Bank**Financial*** Corporation
60 North Frontage Road
Burr Ridge, Illinois 60527

Stock Information
*Bank**Financial***'s common stock is listed for trading on the NASDAQ Global Select Market under the symbol BFIN. For a history of stock prices, please refer to Investor Relations at BankFinancial.com.

Investor Information
Stockholders, investors and analysts interested in additional information about *Bank**Financial*** Corporation may review our SEC filings at www.sec.gov or contact Elizabeth A. Doolan, Senior Vice President, at 630.425.5568.

Annual Meeting of Stockholders
The Annual Meeting of Stockholders of *Bank**Financial*** Corporation will be held at the Chicago Marriott Southwest - in Burr Ridge, Illinois, on May 25, 2023, at 11:00 A.M. Chicago, Illinois Time. All Stockholders are cordially invited to attend.

Stock Services
Inquiries regarding stock transfer, registration, lost certificates, or changes of name and address should be directed to our stock transfer agent and registrar by calling 1.800.816.9078 or by writing:

Computershare Investor Services
P.O. BOX 505000
Louisville, KY 40202

Stockholder services are available at www.computershare.com/us.

Customers
For assistance with BankFinancial products and services, call 1.800.894.6900 or visit our website, BankFinancial.com.



BankFinancial Corporation

Calumet City, IL
1901 Sibley Boulevard • Calumet City, IL 60409

Calumet Park, IL
1333 West 127th Street • Calumet Park, IL 60827

Chicago, IL (Hyde Park)
1354 East 55th Street • Chicago, IL 60615

Chicago, IL (Lincoln Park)
2424 North Clark Street • Chicago, IL 60614

Chicago Ridge, IL
6415 West 95th Street • Chicago Ridge, IL 60415

Deerfield, IL
630 North Waukegan Road • Deerfield, IL 60015

Downers Grove, IL
5140 Main Street • Downers Grove, IL 60515

Flossmoor, IL
2743 Flossmoor Road • Flossmoor, IL 60422

Joliet, IL
1401 North Larkin Avenue • Joliet, IL 60435

Libertyville, IL
1409 West Peterson Road • 1123 South Milwaukee Avenue
Libertyville, IL 60048

Lincolnshire, IL
One Marriott Drive • Lincolnshire, IL 60069

Lincolnwood, IL
3443 West Touhy Avenue • Lincolnwood, IL 60712

Northbrook, IL
1368 North Shermer Road • Northbrook, IL 60062

Olympia Fields, IL
21110 South Western Avenue • Olympia Fields, IL 60461

Orland Park, IL
48 Orland Square Drive • Orland Park, IL 60462

Schaumburg, IL
1005 West Wise Road • Schaumburg, IL 60193

Westmont, IL
6301 Fairview Avenue • Westmont, IL 60559